EXHIBIT 99.1

NOTICE OF MEETING, PRESIDENT’S INVITATION LETTER TO SHAREHOLDERS
AND MANAGEMENT PROXY CIRCULAR DATED MARCH 1, 2007

Notice of Annual and Special Meeting of Shareholders of Suncor Energy Inc.

The Annual and Special Meeting of Shareholders of Suncor Energy Inc. will be held on Thursday, April 26, 2007, in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The meeting will have the following purposes:

•                  to receive the consolidated financial statements of the Corporation for the year ended December 31, 2006 together with the report of the auditors;

•                  to elect directors of the Corporation to hold office until the close of the next annual meeting;

•                  to appoint auditors of the Corporation to hold office until the close of the next annual meeting;

•                  to consider, and if thought fit, approve amendments to our current equity compensation plans;

•                  to consider, and if thought fit, approve the stock option component of a new employee long-term performance incentive plan;

•                  to consider, and if thought fit, approve an amendment to Suncor’s by-laws; and

•                  to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

This management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 to 4 of this circular. To be effective, the completed Form of Proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:30 a.m., Calgary time, on Tuesday, April 24, 2007.

Shareholders may also vote their shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed proxy.

Shareholders registered at the close of business on February 26, 2007, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Vice President, Associate General Counsel
and Corporate Secretary

March 1, 2007
Calgary, Alberta

Suncor Energy Inc.	001
2007 Management Proxy Circular

Invitation to Shareholders

Dear Shareholder:

On behalf of Suncor Energy Inc.’s Board of Directors, management and employees, we invite you to attend our Annual and Special Meeting of Shareholders on Thursday, April 26, 2007, to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The items of business to be considered at this meeting are described in the Notice of Annual and Special Meeting and accompanying management proxy circular.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this circular. Following the formal portion of the meeting, management will review Suncor’s operational and financial performance during 2006 and provide an outlook on priorities for 2007 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

All of our public documents, including our 2006 annual report and quarterly reports, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on Suncor, including the speeches of senior executives, you can use the ‘E-news’ subscribe feature on Suncor’s web site.

We look forward to seeing you at the meeting.

Yours sincerely,

JR Shaw	Rick George
Chairman of the Board	President and Chief Executive Officer

Voting and Proxies: Questions and Answers	2
Business of the Meeting	5
Election of Directors	5
Appointment of Auditors	9
Audit Fees	9
Audit-related Fees	9
Tax Fees	9
All Other Fees	9
Approval of Amendments to Equity Compensation Plans	10
Approval of Performance Stock Options	11
Amendment of By-laws	14
Disclosure of Compensation and Other Information	15
Compensation of Directors	15
Fees Paid to Directors in 2006	15
Report on Executive Compensation	17
Composition of the Human Resources and Compensation Committee	17
Human Resources and Compensation Committee	17
Executive Compensation	17
Executive Compensation Components	18
Executive Share Ownership Guidelines	19
Compensation of the President and Chief Executive Officer	19
Other Executive Compensation	22
Termination Contracts and Change of Control Arrangements	25
Summary of Equity Compensation Plans	27
Directors’ and Officers’ Insurance	30
Corporate Governance	31
General Information	31
Appendix A: Board of Directors Meetings Held and Attendance of Directors	32
Appendix B: Corporate Governance Summary	33
Appendix C: Board Terms of Reference	41
Appendix D: Position Description for Independent Board Chair	49
Appendix E: Director Independence Policy and Criteria	51

Note: all financial information is reported in Canadian dollars unless otherwise noted.

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2007 Management Proxy Circular

Voting and Proxies: Questions and Answers

This circular is furnished in connection with the solicitation by or on behalf of management of Suncor Energy Inc. (“Suncor” or the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of Suncor to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta on Thursday, April 26, 2007, at 10:30 a.m. local time for the purposes indicated in the Notice of Meeting.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Specifically, Suncor is using the services of an outside agency, Georgeson Shareholder Communications Canada, Inc. (“Georgeson”), to solicit proxies, at a cost of approximately $45,000 to Suncor. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of and vote at the meeting is February 26, 2007.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Please read the following for answers to commonly asked questions regarding voting and proxies.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares of Suncor Energy Inc. as of the close of business on February 26, 2007, the record date for the meeting. Each common share is entitled to one vote.

The list of registered shareholders maintained by Suncor will be available for inspection after February 28, 2007, during usual business hours at the offices of Computershare Trust Company of Canada (“Computershare”), #600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 and will be available at the meeting.

Q. What am I voting on?

A. You will be voting on:

•                  the election of directors to the Board of Directors of the Corporation until the close of the next annual meeting;

•                  the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting;

•                  amendments to our current equity compensation plans;

•                  the stock option component of a new employee long-term performance incentive plan; and

•                  amendments to our by-laws.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q. Who is soliciting my proxy?

A. The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor. Suncor is using the services of an outside agency, Georgeson, to solicit proxies, at a cost of approximately $45,000 to Suncor.

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2007 Management Proxy Circular

Q. How can I vote?

A. If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.computershare.com/proxy or by calling 1-866-732-VOTE (8683).

If your shares are not registered in your name but are held by a nominee, please see below.

Q. How can a non-registered shareholder vote?

A. If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q. How can a non-registered shareholder vote in person at the meeting?

A. Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q. Who votes my shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•                  FOR the election as directors of those nominees set out in this management proxy circular;

•                  FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•                  FOR the amendments to our equity compensation plans;

•                  FOR the approval of the stock option component of the new employee long-term performance incentive plan; and

•                  FOR the amendments to our by-laws.

Q. Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A. Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

Q. What if my shares are registered in more than one name or in the name of my company?

A. If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

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2007 Management Proxy Circular

Q. Can I revoke a proxy or voting instruction?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.               completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.               delivering a written statement, signed by you or your authorized attorney to:

(a)          the Corporate Secretary of Suncor Energy Inc. at 112 – 4th Avenue SW, Calgary, Alberta, T2P 2V5 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting adjourned; or

(b)         to the Chairman of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

Q. Is my vote confidential?

A. Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements. Any vote intention expressed to Georgeson through the proxy solicitation process may be communicated to Suncor.

Q. How many common shares are outstanding?

A. As of the date of this circular there were 460,082,913 common shares outstanding. We have no other class or series of voting shares outstanding. As of February 26, 2007, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares.

Q. What is electronic delivery?

A. Electronic delivery is voluntary e-mail notification sent to our non-registered shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, provide an environmental benefit and reduce costs.

Q. How can I ask for electronic delivery?

A. If you are a non-registered shareholder, go to the ADP Investor Communication web site at www.InvestorDeliveryCanada.com and follow the instructions on the screen (ADP provides the proxy, financial reports and regulatory mailing service to most non-registered shareholders of Suncor).

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package). If you do not have an ADP proxy, this electronic delivery service may not be available to you.

Q. What if I have other questions?

A. If you have a question regarding the meeting, please make inquiries through Georgeson’s North American toll-free number:
1-866-725-6578, or the Corporate Secretary of Suncor Energy Inc. at 403-269-8100 or info@suncor.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. (MST) on Thursday, April 26, 2007. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

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2007 Management Proxy Circular

Business of the Meeting

Financial Statements

The consolidated financial statements for the year ended December 31, 2006 are included in the 2006 Annual Report.

Election of Directors

Suncor’s Articles of Incorporation stipulate there shall be not more than 15 or fewer than eight directors. There are currently 12 directors. In accordance with our by-laws, the Board of Directors has determined that 11 directors will be elected at the meeting.

Management will propose at the meeting that the 11 nominees named on pages 6 to 8 be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless specified in a proxy that the common shares represented shall be withheld from voting in the election of directors, the persons named in the accompanying proxy form intend to vote for the election of the nominees whose names appear on pages 6 to 8.

Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying proxy form reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

006	Suncor Energy Inc.
2007 Management Proxy Circular

The Persons Nominated for Election as Directors Are:

MEL E. BENSON

(independent)

Calgary, Alberta

Current age: 58

Period of service as a director:

April 19, 2000 to present

Common Shares (1): 8,780

Deferred Share Units (2): 11,220

Directors’ Options (3): 16,000

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000 Mr. Benson retired from a major international oil company. Mr. Benson is a director of Kanetax Energy Inc., Tenax Energy Inc., Winalta Homes Inc. and Poplar Point Energy. He is active with several charitable organizations including Hull Family Services, the Council for Advancement of Native Development Officers and the Canadian Aboriginal Professional Association. He is also a member of the Board of Governors for the Northern Alberta Institute of Technology and the National Aboriginal Economic Development Board.

BRIAN A. CANFIELD

(independent)

Point Roberts, Washington

Current age: 68

Period of service as a director:

November 10, 1995 to present

Common Shares (1): 7,010

Deferred Share Units (2): 22,907

Directors’ Options (3): 60,000

Brian Canfield is the chairman of TELUS Corporation, a telecommunications company. Mr. Canfield is also a director and member of the governance committee of the Canadian Public Accountability Board. Mr. Canfield is a member of the Order of Canada.

BRYAN P. DAVIES

(independent)

Etobicoke, Ontario

Current age: 58

Periods of service as a director:

January 28, 1991 to April 23, 1996,

and April 19, 2000 to present

Common Shares (1): 12,400

Deferred Share Units (2): 19,041

Directors’ Options (3): 52,000

Bryan Davies is chairman of the Canada Deposit Insurance Corporation. He is also a director of the General Insurance Statistical Agency and is past superintendent of the Financial Services Commission of Ontario. Prior to that, he was senior vice president, regulatory affairs with the Royal Bank Financial Group. Mr. Davies is also active in a number of not-for-profit charitable organizations, including serving as past chair of the Canadian Merit Scholarship Foundation and a director of the Foundation for International Training.

BRIAN A. FELESKY

(independent)

Calgary, Alberta

Current age: 63

Period of service as a director:

April 26, 2002 to present

Common Shares (1): 10,000

Deferred Share Units (2): 12,056

Directors’ Options (3): 36,000

Brian Felesky is counsel to the law firm of Felesky Flynn LLP in Calgary, Alberta. Mr. Felesky also serves as a director on the board and is chair of the audit committee of Epcor Power LP. He is also a member of the board of Precision Drilling Trust, Fairquest Energy Ltd. and Resin Systems Inc. Mr. Felesky is actively involved in not-for-profit and charitable organizations. He is the co-chair of Homefront on Domestic Violence, vice chair of the Canada West Foundation, member of the senate of Athol Murray College of Notre Dame and board member of the Calgary Arts Development Authority and the Calgary Stampede Foundation. Mr. Felesky is a Queen’s Counsel and member of the Order of Canada.

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2007 Management Proxy Circular

JOHN T. FERGUSON

(independent)

Edmonton, Alberta

Current age: 65

Period of service as a director:

November 10, 1995 to present

Common Shares (1): 17,190

Deferred Share Units (2): 15,178

Directors’ Options (3): 60,000

John Ferguson is founder and chairman of the board of Princeton Developments Ltd. and Princeton Ventures Ltd. Mr. Ferguson is also a director of Fountain Tire Ltd., the Royal Bank of Canada and Strategy Summit Ltd. In addition, he is a director of the C.D. Howe Institute, the Alberta Bone and Joint Institute, an advisory member of the Canadian Institute for Advanced Research and chancellor emeritus and chairman emeritus of the University of Alberta. Mr. Ferguson is also a fellow of the Alberta Institute of Chartered Accountants and the Institute of Corporate Directors.

W. DOUGLAS FORD

(independent)

Downers Grove, Illinois

Current age: 63

Period of service as a director:

April 29, 2004 to present

Common Shares (1): Nil

Deferred Share Units (2): 11,997

Directors’ Options (3): 16,000

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of the company as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals, Inc. He is also a member of the board of trustees of the University of Notre Dame.

RICHARD L. GEORGE

(non-independent, management)

Calgary, Alberta

Current age: 56

Period of service as a director:

February 1, 1991 to present

Common Shares (1): 205,568

Deferred Share Units (2): 205,227

Directors’ Options (3): n/a

Richard George is the president and chief executive officer of Suncor Energy Inc. (4). Mr. George is also a director of the U.S. offshore and onshore drilling company GlobalSantaFe Corporation. Mr. George is chair of the 2008 Governor General’s Leadership Conference. In 2006, he was named to the North American Competitiveness Council by Canadian Prime Minister Stephen Harper. He served as chairman of the Canadian Council of Chief Executives from 2003 to 2006.

JOHN R. HUFF

(independent)

Houston, Texas

Current age: 60

Period of service as a director:

January 30, 1998 to present

Common Shares (1): 21,230

Deferred Share Units (2): 23,442

Directors’ Options (3): 68,000

John Huff is chairman of Oceaneering International Inc., an oil field services company. He is also a director of BJ Services Company and Rowan Companies Inc. Mr. Huff is a member of the National Petroleum Council, the Houston Museum of Natural Science and St. Luke’s Episcopal Hospital System in Houston.

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2007 Management Proxy Circular

M. ANN MCCAIG

(independent)

Calgary, Alberta

Current age: 67

Period of service as a director:

October 1, 1995 to present

Common Shares (1): 9,791

Deferred Share Units (2): 21,556

Directors’ Options (3): 68,000

Ann McCaig is actively involved with charitable and community activities. She is past co-chair of the Alberta Children’s Hospital Foundation which raised $52 million for the new state-of-the-art pediatric facility in Calgary. She is currently chair of the Alberta Adolescent Recovery Centre, a trustee of the Killam Estate, chair of the Calgary Health Trust, a director of the Calgary Stampede Foundation and honourary chair of the Alberta Bone and Joint Institute. She is also chancellor emeritus of the University of Calgary and a member of the Order of Canada.

MICHAEL W. O’BRIEN

(independent)

Canmore, Alberta

Current age: 62

Period of service as a director:

April 26, 2002 to present

Common Shares (1): 25,904

Deferred Share Units (2): 8,907

Directors’ Options (3): 20,000

Michael O’Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O’Brien serves on the boards of PrimeWest Energy Inc., Shaw Communications Inc. and as an advisor to CRA International. In addition, he is past chair of the board of trustees for Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada’s Voluntary Challenge for Global Climate Change.

EIRA M. THOMAS

(independent)

West Vancouver, British Columbia

Current age: 38

Period of service as a director:

April 27 2006 to present

Common Shares (1): 2,000

Deferred Share Units (2): 4,331

Directors’ Options (3): 8,000

Eira Thomas has been president and chief executive officer of Stornoway Diamond Corporation, a mineral exploration company, since July 2003. Previously, Ms. Thomas was president of Navigator Exploration Corporation and chief executive officer of Stornoway Ventures Ltd. She is also a director of Strongbow Exploration Inc. and Fortress Minerals Corp. In addition, Ms. Thomas is a director of the University of Toronto (U of T) Alumni Association, Lassonde Advisory Board of the U of T, Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines. She also is a member of the U of T President’s Internal Advisory Council.

(1)          “Common Shares” refers to the number of common shares beneficially owned, or over which control or direction is exercised, by the director as at March 1, 2007. The information relating to holdings of common shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Fractional common shares have been excluded from the numbers shown. The number of common shares held by Mr. George includes 164,972 common shares over which he exercises control or direction but which are beneficially owned by members of his family.

(2)          Deferred Share Units (DSUs) are not voting securities but are included in this table for informational purposes. See “Compensation of Directors” for a description of DSUs. The number of DSUs for each director is as at December 31, 2006, and fractional DSUs have been excluded from the numbers shown. DSUs held by Mr. George were awarded under executive incentive plans and not under the directors’ DSU plan.

(3)          Directors’ options are not voting securities but have been included in this table for informational purposes. Directors’ options comprise only options granted to non-employee directors, as described under the heading, “Compensation of Directors”. Directors’ options do not include options granted to Mr. George in his capacity as such under Suncor’s Executive Stock Plan and SunShare Performance Stock Option Plan, respectively (together, the “Executive Plans”). Options and performance share units held by Mr. George under the Executive Plans are reported in the tables on pages 21-23.

(4)          Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

Board Chairman JR Shaw will be retiring from the board after nine years of service. Mr. Shaw provided strong leadership in his role as chairman during a time of significant growth and change for Suncor. The management and board thank Mr. Shaw for his dedication and service to Suncor and its shareholders.

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2007 Management Proxy Circular

Appointment of Auditors

The directors and management propose that PricewaterhouseCoopers LLP be appointed as Suncor’s auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP has been the company’s auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2005 and 2006 are detailed below.

($)	2005	2006

Audit fees	958 000	1 696 000
Audit-related fees	141 000	258 000
Tax fees	45 000	—
All other fees	20 000	40 000
Total	1 164 000	1 994 000

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements. Our audit fees increased by approximately 77% in 2006 primarily due to the increased scope of our auditors’ engagement compared to 2005. Specifically, in 2006 they audited management’s assessment of its internal controls over financial reporting.

Audit-related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation, and membership fees levied by the Canadian Public Accountability Board.

Tax Fees

Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

Fees disclosed under “All Other Fees” were paid for subscriptions to auditor-provided and supported tools.

None of the services described under the captions “Audit-related Fees”, “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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2007 Management Proxy Circular

Approval of Amendments to Equity Compensation Plans

The Toronto Stock Exchange issued a Staff Notice dated June 6, 2006 which, effective June 30, 2007, requires shareholder approval for all amendments to security-based compensation plans and arrangements, including even “housekeeping” or immaterial amendments, for all issuers that have “general” (or no) amendment provisions in their plans. Many issuers, including Suncor, currently have “general” amendment provisions giving the board discretion to approve immaterial amendments, subject to regulatory approval.

The proposed amendments, if approved, will avoid the need for Suncor to obtain shareholder approval for immaterial amendments.

In addition, under Suncor’s trading policy, certain employees, officers and directors may be restricted from trading in Suncor securities during occasional blackout periods. The proposed amendment is intended to extend the expiry of an option (by 10 days after a blackout is lifted) in a situation where an option holder may be unable to exercise an option expiring during a blackout period imposed by Suncor.

Shareholders will be asked at the meeting to pass the following resolution, with or without variation, relating to certain stock option plan amendments:

BE IT RESOLVED THAT:

The Executive Stock Option Plan, the Key Contributor Stock Option Plan and the SunShare Stock Option Plan be amended as follows:

a.               the amendment provisions of each plan be amended to clarify that the Board of Directors’ authority to approve any of the following amendments to any Suncor equity compensation plan or securities granted thereunder shall be conditional on receipt of shareholder approval:

i.                  an increase in the number of securities reserved under the Plan;

ii.               a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder;

iii.            an amendment that extends the term of an award beyond its original expiry that benefits any option holder;

iv.           allowing awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

v.              in the case of the Key Contributor Stock Option Plan and SunShare Stock Option Plan, any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis; or

in the case of the Executive Stock Option Plan, any amendment that increases the maximum number of options available for annual grants to non-employee directors; and

b.              to extend the expiry dates of options by 10 days (after the expiry of a blackout) only if such expiry date occurs during a blackout period imposed by Suncor under its trading policies or within three days of the expiry of such a blackout.

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2007 Management Proxy Circular

Approval of Performance Stock Options

Overview of the SunShare 2012 Plan

On January 25, 2007, the Board of Directors approved a new performance-based long-term incentive plan for Suncor regular full and part-time employees. The SunShare 2012 Plan has two components: performance stock options (“PSOs”) and restricted share units (“RSUs”). At the meeting, shareholders will be asked to consider a resolution to approve the performance stock option component of the long-term incentive plan.

The performance stock options are designed to align employee performance with shareholder interests and support retention and attraction of employees through the company’s next growth phase. Specifically, if performance criteria are not met, then the options expire and are not exercisable (see page 12 for a description of the performance criteria and interim vesting). The performance criteria include aggressive share price and total shareholder return targets.

A description of the proposed stock option component of the plan follows. Details of the RSU component of the plan can be found on page 29.

Building on Success

The SunShare 2012 Plan is a successor to the SunShare Plan, Suncor’s existing performance-based long-term incentive plan approved by shareholders in April 2002. The performance period for SunShare ends on April 30, 2008. The performance-based vesting criteria for the original SunShare plan were designed to support the company’s growth from 2002 to 2008 by promoting long-term decision making, reinforcing integration and teamwork across the company and helping to attract and retain employees. At the end of 2006, shareholders had seen a share price increase of more than 200% since SunShare’s inception. (For more information about the SunShare plan see “Summary of Equity Compensation Plans” on page 27.)

Suncor intends to build on the success of the original SunShare Plan with the SunShare 2012 Plan. The new plan is scheduled for launch in September 2007, subject to shareholder approval, with the performance period ending December 31, 2012.

Effectively executing our business strategies and attracting and retaining talented employees will be critical to achieving Suncor’s ambitious goals as the company enters its next phase of growth through to 2012. Suncor faces growing competition for a limited supply of skilled employees as it furthers plans to increase production to 500,000 to 550,000 barrels per day. An aging workforce and the pace of development in the oil sands region are contributing to the recruitment and retention challenges that lie ahead.

Objectives of the SunShare 2012 Plan directly address these challenges and include:

•                  focusing employees on the performance needed to complete the next phase of Suncor’s growth strategy and rewarding the achievement of ambitious goals;

•                  aligning interests of employees with interests of shareholders;

•                  helping attract and retain the talent required to achieve our business strategies;

•                  distinguishing Suncor as a preferred employer in an extremely competitive employment market;

•                  fostering a one-team, high performance culture.

The SunShare 2012 Plan is consistent with the company’s pay-for-performance compensation philosophy.

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Summary of Terms

Under the SunShare 2012 Plan, all employees of Suncor and its subsidiaries, as designated by the Human Resources & Compensation Committee of the Board, will be eligible to receive a grant of performance stock options that will vest only if certain performance criteria are met. If performance criteria are not met within specified time frames, options granted will be cancelled. The performance criteria for 100% vesting of the options include:

•                  two common share price targets resulting in total share price growth of 60% or more by January 1, 2013;

•                  relative total shareholder return (TSR) performance in the top quartile among a peer group of companies. TSR is a measure of return on investment that includes both capital gain and dividends over the measurement period.

Half of the options vest by January 2013 if final share price targets are met and half vest if relative TSR targets are met. The performance criteria provide interim vesting of 25% of options on January 1, 2010 if an interim share price milestone is met. The plan also provides for limited partial vesting in January 2013 based on final share price and TSR performance. Fifty percent of the options will be cancelled if Suncor’s performance is below the median of its peer group.

The Board of Directors, subject to receipt of necessary approvals, has reserved 11,000,000 common shares for option grants under the SunShare 2012 Plan, representing approximately 2.4% of the issued and outstanding common shares of the company. The aggregate potential dilution of all issued, outstanding, and authorized options under Suncor stock option plans, including this new plan, will be 8.4% (38,880,000 common shares, of Suncor’s issued and outstanding common shares).

The exercise price of each performance stock option granted under the SunShare 2012 Plan cannot be less than the fair market value of a common share at the time of grant. Fair market value will be the simple average of the high and low prices at which shares were traded in one or more board lots on the Toronto Stock Exchange on the day prior to the grant date.

No option granted under the plan is exercisable later than September 27, 2014, which is seven years after the effective date of the plan. The performance stock options will terminate on their stated termination date or, earlier in the following circumstances. All unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, retirement or disability, options may vest on a pro-rated basis provided the performance objectives are met within one year of the cessation of employment. Awards not exercised prior to their termination will be reallocated for grants to other participants, at then current market values.

Through the life of the plan, no more than 40% of the options available for grant under the plan will be issued to insiders. No one person or company is entitled to receive more than 5% of the common shares reserved for issuance on exercise of the options available for grant under the plan (such common shares represent approximately 0.1% of Suncor’s issued and outstanding shares at the date of this circular). Finally, the aggregate number of common shares which may be reserved for issuance under any stock option or stock purchase plans of the Company and under all other security-based compensation arrangements of the Company, must not within any one year period be issued, or at anytime under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Manual) in an amount exceeding 10% of Suncor’s total issued and outstanding securities.

The plan does not give Suncor the ability to transform a stock option into a stock appreciation right involving an issuance of securities from treasury.

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Administrative Controls

The Human Resources and Compensation Committee of the board has the authority, which may be delegated to management, to interpret the plan, authorize amendments to the plan, adopt, amend and rescind rules, regulations and administrative guidelines relating to the plan, and otherwise administer the plan. However, shareholder approval will be required for any amendments to the plan which would result in:

•                  an increase in the number of securities reserved under the plan;

•                  an increase in the number of options available to insiders;

•                  a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder;

•                  an amendment that extends the term of an award beyond its original expiry that benefits any option holder;

•                  awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes; or

•                  the introduction of non-employee directors as participants in the plan.

Change of Control

The plan provides for certain adjustments to be made to options in the event of a subdivision or consolidation of the common shares, or in the event of certain other corporate changes, including an amalgamation, combination, merger or other reorganization involving the company. In addition, in the event of a change of control of the company on or prior to December 31, 2012, all options under the plan will immediately vest. The plan also provides for the issuance of limited appreciation rights (LARs) to certain executive and senior management employees. LARs would only become exercisable after a change of control transaction affecting the company. See “Termination Contracts and Change of Control Arrangements” for a description of LARs on page 25.

All or any portion of an option or LAR granted under this plan, or any entitlement to receive an option or LAR, is non transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Rather, immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. However, an option and the right to exercise it may transfer to a participant’s heirs and legal personal representatives on death.

Shareholder Vote

In order to implement the stock option portion of the SunShare 2012 Plan in 2007, it must be approved by a majority of the votes cast at the meeting. The Board of Directors recommends a vote FOR the approval of this portion of the SunShare 2012 Plan.

As a result, the persons named in the accompanying form of proxy intend to vote in favour of the resolution approving the stock option portion of the SunShare 2012 Plan, unless instructed otherwise by the shareholder signing the proxy.

Text of Resolution

The text of the ordinary resolution to approve the SunShare 2012 Plan is as follows:

“BE IT RESOLVED as an ordinary resolution of the shareholders of the Company that the stock option portion of the SunShare 2012 performance-based long-term incentive plan adopted by the Board of Directors on January 25, 2007 is hereby approved.”

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Amendment of By-laws

Background and Description of Amendment

Effective January 1, 2008, all securities listed on the New York Stock Exchange (NYSE) are required to be eligible for a Direct Registration System (DRS). This listing requirement applies to all NYSE listed issuers. The DRS will enable shareholders to register ownership of their shares electronically, without issuance of a paper share certificate.

In order for Suncor to be eligible to participate in the DRS, certain changes to our by-laws are required, allowing for book-entry processing of share ownership.

Text of Resolution

The text of the ordinary resolution to approve the amendment to the by-laws is as follows:

“BE IT RESOLVED as an ordinary resolution of the shareholders of the Company that the by-laws of the Company be amended by adding the following paragraph to section 2 of BY-LAW No. 1:

2(h) Shareholder Entitled to Certificate of Acknowledgment – Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.”

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Disclosure of Compensation and Other Information

Compensation of Directors

Directors, other than Richard L. George, Suncor’s president and chief executive officer, receive compensation from Suncor for services in their capacity as directors on the following basis:

Annual board retainer	$ 36 000 (prorated for period served)
Each board meeting attended	$ 1 500
Each committee meeting attended	$ 1 500
Long-distance travel fee (paid when long-distance travel is required the day before a meeting) (2)	$ 1 500
Annual retainer for Audit Committee chair	$ 15 000
Annual retainer for all other committee chairs	$ 7 000
Annual retainer for Audit Committee members	$ 6 000
Annual retainer for all other committee members (1)	$ 4 000 per committee
Annual retainer for chairman of the board (1) (3)	$ 200 000

(1) The chairman of the board is not eligible to receive any additional fees, with the exception of travel fees.

(2) Directors are also reimbursed for long-distance travel expenses to attend meetings.

(3) The board has approved an increase to the annual retainer for the chairman of the board to $250,000 annually effective January 1, 2007.

Please see the following chart for a summary of the fees paid to directors in 2006.

Fees Paid to Directors in 2006

All Fees in Dollars ($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee (3)	Committee Attendance Fee (3)	Total Fees Paid (1)(2)

Mel Benson	36 000	5 333	4 667	10 500	13 500	70 000
Brian A. Canfield	36 000	8 000	2 333	12 000	15 000	73 333
Bryan P. Davies	36 000	6 000	4 667	15 000	15 000	76 667
Brian Felesky	36 000	10 000	—	10 500	21 000	77 500
John T. Ferguson	36 000	4 000	15 000	15 000	22 500	92 500
W. Douglas Ford	36 000	8 000	—	18 000	16 500	78 500
Richard L. George	—	—	—	—	—	—
John R. Huff	36 000	4 000	7 000	16 500	16 500	80 000
Robert W. Korthals (4)	12 000	2 000	—	9 000	4 500	27 500
M. Ann McCaig	36 000	6 667	2 333	10 500	15 000	70 500
Michael O’Brien	36 000	10 000	—	10 500	21 000	77 500
JR Shaw	200 000	—	—	1 500	—	201 500
Eira M. Thomas	27 000	6 667	—	9 000	16 500	59 167

(1) Eligible board members also receive DSUs under the Suncor Directors’ Deferred Share Unit Plan and stock options under the Executive Stock Plan.

(2) Amounts reflect aggregate value of compensation paid in DSUs or combination of DSUs and cash.

(3) Includes fees received for travel days. As board chair, Mr. Shaw is not eligible to receive attendance fees, other than for travel days.

(4) Mr. Korthals retired from the Board of Directors in April 2006.

Directors who are not Suncor employees (“non-employee directors”) participate in a Directors’ Deferred Share Unit Plan (the “DSU Plan”). Under the DSU Plan, each non-employee director receives an annual grant of deferred share units (“DSUs”). In 2006 the annual grant for each non-employee director was adjusted to 1,800 DSUs vs. the 2,150 previously granted to reflect the increased value of the DSUs due to the significant increase in Suncor’s share price during 2005 and 2006. The compensation plan also provides for an additional initial grant of 1,800 DSUs to each newly elected director upon their election to the board.

On an ongoing basis, non-employee directors also receive one-half, or if they choose, all of their compensation (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to a director’s account on each payment date is equal to the number of common shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan. On each dividend payment date for common shares, an additional number of DSUs is credited to the directors’ DSU accounts, equivalent to the number of common shares that could have been

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acquired on that date by notional dividend reinvestment.

DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director prior to December of the year following cessation of directorship. For directors subject to payment of U.S. federal tax, the redemption period to elect pay out of DSUs starts on the first day of the first calendar year following the year in which the DSU plan participant ceased to be a director and ends on November 30 of that same year. The cash payment is calculated by multiplying the number of DSUs by the then-current market value of a common share. In 2006 directors received a total of 32,729 DSUs. The number of DSUs held individually by the directors is set out under the heading “Election of Directors” on pages 5 to 8.

The Board of Directors has established share ownership guidelines for non-employee directors. Under current guidelines, each director should own Suncor common shares (including DSUs) with a market value of $400,000. As of December 31, 2006, all directors were in compliance with the share ownership guidelines.

Suncor’s Executive Stock Plan (“ESP”), described in more detail under the  heading, “Report on Executive Compensation”, provides for the automatic grant of options to purchase common shares and awards of Limited Appreciation Rights (“LARs”) to non-employee directors. Under the ESP, each non-employee director receives an annual grant of options to purchase 4,000 common shares following each annual meeting of our shareholders. The compensation plan also provides for an initial grant to each newly elected director of 4,000 options to purchase common shares upon their election to the board.

Options are granted at an exercise price equal to the market price of the common shares at the time of the grant, expire 10 years from the date of grant and vest over a three-year period. All options granted to non-employee directors have an equivalent number of LARs attached to them. The terms of the LARs are described under the heading “Termination Contracts and Change of Control Arrangements”.

The ESP includes provisions that allow for the exercise of a non-employee director’s options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a non-employee director immediately terminate upon cessation of such person’s directorship.

The ESP also provides an alternative, on activation by the board, for the payment of a fixed percentage of directors’ annual retainers in common shares. As of the date hereof, these provisions had not been activated.

2007 Compensation

The Board of Directors reviewed the compensation arrangements for directors during 2006 to ensure they are competitive with Suncor’s comparator group of large Canadian oil and gas companies. As a result of the review, the Board of Directors has approved the following changes for 2007.

•                  Chairman annual retainer – increased to $250,000 from $200,000.

•                  Change from fixed number of annual grants of stock options and DSUs to determining the number of stock options and DSUs to be granted annually based on a value that will provide competitive total compensation (including retainers and meeting fees) for Suncor directors.

•                  The annual grant of stock options and DSUs will move to July from April.

•                  Share ownership guidelines will be based on a multiple of target base compensation for directors (annual retainer and equity grant value) at the median of the market.

•                  Once share ownership guidelines have been met, the requirement to receive at least 50% of the annual cash retainer in DSUs will be removed.

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Report on Executive Compensation

Composition of the Human Resources and Compensation Committee

During 2006, Mel Benson, Brian Canfield, Bryan Davies, Doug Ford, John Huff, Ann McCaig and JR Shaw served as members of the Human Resources and Compensation Committee (the “HR&CC”). Mr. Canfield served as chairman until he left the committee in July 2006, and Mr. Davies served as chairman for the remainder of the year. All members of the HR&CC are independent directors.

Human Resources and Compensation Committee

The HR&CC’s mandate is to:

•                  review Suncor’s overall goals and objectives and ensure they are supported by appropriate executive compensation philosophy and programs;

•                  annually evaluate the performance of the CEO against predetermined goals and criteria, and recommend to the board the total compensation for the CEO;

•                  annually review the CEO’s evaluation and recommendations for total compensation of the other executives;

•                  review the succession planning process and results of the process as it relates to the executive roles;

•                  review, on a summary basis, any significant compensation and benefit programs for all employees; and

•                  review the compensation for the Board of Directors and ensure its competitiveness.

The HR&CC retains an independent compensation consultant to help discharge its mandate. During 2006, the HR&CC engaged Towers Perrin to provide:

•                  expertise and advice in the development of compensation policies and programs for executives and directors;

•                  periodic updates to the HR&CC on best practices, trends and emerging regulatory or governance matters related to executive and director compensation; and

•                  custom survey work benchmarking Suncor compensation in the marketplace.

The decisions made by the HR&CC are the responsibility of that committee and may reflect factors and considerations other than the information and recommendations made by Towers Perrin.

Towers Perrin also provides actuarial, pension and post-retirement benefits advice to Suncor.

During 2006, Towers Perrin met with the committee chair and attended relevant sections of all HR&CC meetings.

The HR&CC has ensured the executive compensation consultant has a clear reporting relationship to the committee and is able to provide advice to the committee independent of the firm’s other relationship with management. The HR&CC has the final authority to hire and terminate the consultant.

Executive Compensation

Suncor’s executive compensation program is comprised of the following components: base salary, annual incentive and mid- and long-term incentives. Together, these components support our strategy for achieving the following objectives:

•                  to align executive compensation with shareholders’ interests;

•                  to attract and retain highly qualified management;

•                  to focus performance by linking incentive compensation to the achievement of business objectives and financial performance; and

•                  to encourage retention of key leaders for the succession of our management.

The total compensation mix is structured to place a significant portion of the executive’s compensation at risk, based on individual, business and corporate performance, as well as market practice. Compensation practices are also consistent and competitive with the external market.

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For our executive officers, including the executives listed in the Summary Compensation Table (the “Named Executive Officers”), base salary is targeted at the 50th percentile, and the total compensation package (including the annual incentive and regular annual long-term incentive grants) is targeted at the 65th percentile.

From time to time (1997 and 2002) Suncor has, with shareholder approval, provided an additional long-term incentive program focused on achievement of extraordinary results. A new program, SunShare 2012, is proposed in this circular to take effect in late 2007. These types of programs, combined with other elements of compensation, provide the opportunity for top quartile pay when superior results are achieved.

Suncor compares its executive compensation to the compensation provided by a group of autonomous Canadian oil and gas companies (the “Comparator Group”) for executives in comparable positions. The Comparator Group companies compete with Suncor for executive talent, operate in similar business environments and are of similar size, scope and complexity. Suncor’s compensation guidelines are based on market data compiled through industry and general compensation surveys of pay practices and trends conducted by independent compensation consultants.

Executive Compensation Components

Base salary Salary is recognition for discharging job responsibilities and reflects the skills and capabilities demonstrated by the executive. Individual salary adjustments take into account the market value of the role and the executive’s demonstration of capability for the year.

Annual incentive plan Our Management Incentive Plan (“MIP”) provides executive officers and other senior management with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business and individual performance objectives. Awards for corporate executives are based on Suncor’s overall performance. Awards for the business unit executives are based on a combination of the performance of Suncor and the executive’s respective business unit.

Mid- and long-term incentives Our executive officers and other senior management participate in three mid- and long-term incentive programs: (i) the ESP; (ii) the Performance Share Unit Plan (“PSU Plan”); and (iii) the SunShare Performance Stock Option Plan (“SunShare Plan”). See “Summary of Equity Compensation Plans” on page 27 for a detailed description of these plans. For details of these grants to the Named Executive Officers, see “Option/SAR Grants During the Most Recently Completed Fiscal Year” on page 23.

Effective January 30, 2007, the Board of Directors approved the grant of options, PSUs and LARs to the Named Executive Officers, and certain other eligible employees under the terms of the ESP and the PSU Plan. The exercise price of the options is $87.45 per share, based on the market price of common shares on the date prior to the effective grant date. Executive officers, including the Named Executive Officers, were awarded a number of LARs equal to the number of options granted. The table below outlines the awards made to the Named Executive Officers effective January 30, 2007.

Name	# of Options/ LARs Granted	# of Performance Share Units Granted
R.L. GEORGE President & Chief Executive Officer	83 000	41 500
J.K. ALLEY Senior Vice President & Chief Financial Officer	13 000	6 500
M. ASHAR Executive Vice President, Refining & Marketing – U.S.A.	23 000	11 500
T. RYLEY Executive Vice President, Energy Marketing and Refining – Canada	20 000	10 000
S. WILLIAMS Executive Vice President, Oil Sands	23 000	11 500

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Executive Share Ownership Guidelines

Suncor’s executive share ownership guidelines are for common share holdings with an aggregate value of four times base salary for the chief executive officer, two times base salary for executive and senior vice presidents, and one times base salary for other vice presidents. The guidelines are to be achieved five years after appointment to an executive position. Common shares and deferred share units count toward fulfillment of the guidelines. As of December 31, 2006, each executive was in compliance with the share ownership guidelines.

Compensation of the President and Chief Executive Officer

The recommendation for Mr. George’s compensation is developed by the HR&CC based on achievement of corporate and personal performance goals and is approved by the board.

Suncor’s compensation structure for Mr. George places a significant amount of his pay at risk. Based on actual payments in 2006, base salary comprised 14% of Mr. George’s total compensation. His annual performance-based incentive payment contributed an additional 26%, and his mid- and long-term incentives, the majority of which are performance-based, contributed the remaining 60% (all percentages are approximate).

The annual incentive target payout is determined by Suncor’s financial and operational performance, and is weighted 20% on the company’s financial results (earnings and cash flow from operations) and 80% on the weighted average of the five business units’ scores against performance targets approved by the Board of Directors (safety, production, cost, profitability and operational performance).

Each board member completes an evaluation of the CEO’s personal performance for the year and the overall score is used to establish a personal performance factor that is multiplied by the incentive target to determine his annual incentive amount. The CEO’s annual incentive can range from a minimum of 0% to a maximum of 240% of base salary.

The annual CEO performance evaluation is led by the chairman of the board and includes formal written evaluations by each independent board member against the CEO’s key strategic and organizational objectives. The HR&CC develops the compensation recommendation for the CEO for review and approval by the Board of Directors, based on the performance evaluation.

The board determined that Mr. George’s performance in 2006 was exceptional. In addition to a base salary of $1,117,077, Mr. George received an annual incentive of $2,000,000 for 2006 to recognize his effective leadership and Suncor’s business results.

The results of Mr. George’s efforts were reflected in Suncor’s 2006 financial performance(1):

•                  Net earnings of $2.971 billion.

•                  Cash flow from operations of $4.533 billion.

•                  Overall ROCE of 40.6% (excluding major projects in progress).

•                  While Suncor made capital investments of approximately $3.5 billion primarily to expand operations, maintaining a strong balance sheet remained a priority. At December 31, 2006, Suncor’s net debt (including cash and cash equivalents) was $1.9 billion.

Suncor’s common shares closed at $91.79 on the TSX at the end of 2006, an increase of about 25% during the year.

(1) The financial measures cash flow from operations, return on capital employed (ROCE) and cash operating costs referred to in this circular are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures, on page 58 of our 2006 annual report.

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The following graph shows Suncor’s total cumulative return for the past five years.

Performance Graph

The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2001 in each of Suncor Energy Inc. common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Composite Energy (TRIV) Index.

The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

The chart below summarizes Mr. George’s goals for 2006 and his performance against those goals:

Goal	Result

Reduce lost-time injury frequency.	Employee and contractor lost-time injury frequency, a key metric of operational performance, was reduced by 35% in 2006.

Maintain a strong balance sheet.	Suncor’s net debt was reduced to $1.9 billion – about 40% of 2006 cash flow from operations.

Continue to pursue energy efficiencies, greenhouse gas offsets and new, renewable energy projects.	In 2006, Suncor commissioned Canada’s largest ethanol plant and its third wind power project. The two projects offset the equivalent of 400,000 tonnes of carbon dioxide annually.

Advance plans for increased bitumen supply.

Average daily production from Firebag Stages 1 and 2 increased by 76%. Firebag Stage 3 received regulatory approval, as did the Steepbank mine extension, which is expected to replace depleted mining production from current operations.

Advance plans for increased upgrader capacity.

Plans to increase production capacity to 350,000 barrels per day (bpd) in 2008 remain on schedule and on budget with construction about 70% complete at year end. Plans to increase upgrading capacity to more than 500,000 bpd received regulatory approval.

Increase annual oil sands production to 260,000 bpd at cash operating costs of $18.75 to $19.50 per barrel.

Upgraded oil sands production came in slightly below target at 253,800 bpd. At $21.70 per barrel, cash operating costs also fell short of targets, primarily due to higher than expected natural gas prices and increased maintenance and contract labour costs.

Increase natural gas production to an average 205 to 210 million cubic feet (mmcf) per day.	At 191 mmcf per day, natural gas production fell short of targets due to pipeline and processing facility constraints and lower than expected drilling results.

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Goal	Result

Advance downstream integration.

Modifications to meet low sulphur fuel regulations were completed at both Suncor refineries. Modifications to the Denver-area refinery also allowed the facility to process up to 15,000 bpd of oil sands sour crude.

Focus on enterprise-wide efficiency.	Suncor completed a company-wide centralization of support services and an associated upgrade to many business processes and systems.

The board recognized Mr. George’s strong leadership, both within Suncor and in the wider community, including his work with the Canadian Council of Chief Executives and North American Competitiveness Council. Recognition was also given for his strong leadership on environmental and social issues. Suncor was included on the Dow Jones Sustainability Index for the eighth consecutive year. The stock index tracks the performance of leading sustainability companies.

While the information in the following table appears on subsequent pages in the required or suggested disclosure format, this information about Suncor’s president and CEO has been consolidated to provide greater disclosure and clarity for shareholders.

Supplemental Disclosure – Total Compensation Summary

R.L. George, President and Chief Executive Officer

	$2006	2005	2004

Cash Compensation
Base Salary	1 117 077	1 052 769	998 789
Bonus	2 000 000	1 800 000	1 250 000
Total Cash Compensation	3 117 077	2 852 769	2 248 789
Long-term Compensation
Stock Options (1)	1 964 707	873 554	935 640
Performance Share Units (2)	2 692 375	1 452 081	1 262 589
Total Long-term Compensation	4 657 082	2 325 635	2 198 229
Total Direct Compensation	7 774 159	5 178 404	4 447 018
Perquisites	79 334	60 265	61 031
Pension (3)	774 400	(204 200)	826 000
Total Compensation	8 627 893	5 034 496	5 334 049

(1) This represents the portion of total direct compensation that was granted in stock options to Mr. George: 79,000 in 2006, 72,000 in 2005 and 90,000 in 2004. The values disclosed have been calculated using a binomial pricing model based on a grant price of $92.11 in 2006, $41.57 in 2005, $34.58 in 2004. Awards vest one-third per year over a three-year period, starting on January 1 of the year following the grant and expire after 10 years.

(2) This represents the portion of total direct compensation that was granted in Performance Share Unit (PSU) awards to Mr. George: 39,500 in 2006, 44,640 in 2005 and 46,800 in 2004. The values disclosed have been calculated using a binomial pricing model based on the market value of Suncor’s common shares at the beginning of the performance period, $92.11 in 2006, $41.57 in 2005 and $34.58 in 2004. The payout, ranging from 0% to 150% of share price, is dependent on the company’s total return to shareholders during the three-year performance period relative to a group of North American oil and gas companies. The units do not accumulate dividend equivalents.

(3) The pension value represents the increase in the pension liability for the fiscal year related to service cost, compensation changes differing from assumptions and impact of plan changes. For comparability and consistency, this value is determined consistent with the actuarial assumptions used to determine the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

In addition to the above information, the HR&CC in 2006 reviewed a broader analysis of total accrued consideration paid to the CEO since his appointment. The committee related it to the increase in total shareholder return during the same period and finds it to be reasonable.

This report is furnished by the members of the Human Resources and Compensation Committee (1):

Bryan P. Davies, Chairman
Mel E. Benson
W. Douglas Ford
John R. Huff
M. Ann McCaig
JR Shaw

(1) Brian Canfield also served on the committee, as chairman, until July 2006.

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Other Executive Compensation

The table below provides a summary of compensation earned by the chief executive officer, the chief financial officer and the three other most highly compensated executive officers.

Summary Compensation Table

					Securities	Performance
				Other annual	Under	Share Unit	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Compensation ($)(2)	Options/SARs	Payouts (6)	Compensation ($)(3)(4)

R.L. GEORGE	2006	1 177 077	2 000 000	140 764	79 000	4 275 180	85 248
President and	2005	1 052 769	1 800 000	109 230	72 000		79 945
Chief Executive Officer	2004	998 789	1 250 000	107 705	90 000		72 858

J.K. ALLEY	2006	359 462	350 000	12 286	16 000	760 032	26 392
Senior Vice President	2005	325 962	350 000	9 793	16 000		23 599
and Chief Financial Officer	2004	280 576	210 000	9 335	16 000		16 971

M.M. ASHAR (5)	2006	447 659	540 000	30 715	24 000	1 187 550	13 621
Executive Vice President,	2005	437 647	455 000	24 483	24 000		14 553
Refining & Marketing – U.S.A.	2004	460 208	350 000	133 581	25 000		17 018

T. L. RYLEY	2006	416 308	465 000	18 210	22 000	1 021 293	24 284
Executive Vice President,	2005	396 385	380 000	14 515	22 000		23 249
Energy Marketing	2004	377 346	330 000	14 365	21 500		23 999
and Refining – Canada

S.W. WILLIAMS	2006	472 615	540 000	14 400	24 000	1 187 550	34 220
Executive Vice President,	2005	434 577	550 000	14 400	24 000		32 766
Oil Sands	2004	405 577	360 000	14 400	25 000		24 123

(1) Bonus awards are paid in cash in the year following the year in which they are earned. Amounts paid under the Management Incentive Plan in 2007 in respect of services in 2006 are included.

(2) Amounts reported as Other Annual Compensation include notional dividend reinvestment in respect of Deferred Share Units (“DSU Dividend Reinvestment”) granted pursuant to the Special Performance Incentive Plan (“SPIP”), perquisites, other taxable benefits and other annual compensation. Mr. George’s other annual compensation for 2006 includes $61,430 for DSU Dividend Reinvestment, $18,496 for financial planning consultation, $27,555 for personal use of corporate aircraft and $19,409 for a leased automobile. In 2005 Mr. George’s other annual compensation included $48,965 for DSU dividend reinvestment and $19,409 for a leased automobile. In 2004, these amounts were $47,535 and $19,409 respectively.

(3) Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer. Suncor contributes up to 5.5% of employee basic earnings to the Savings Plan on a matching basis. Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(4) Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits. These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation. Credits taken by the Named Executive Officers as additional compensation have been included in the total.

(5) Mr. Ashar’s remuneration is paid in U.S. dollars as he has relocated to Denver, Colorado as President of Suncor Energy (U.S.A.) Inc. For reporting purposes, all amounts in this table have been converted to Canadian dollars at prevailing exchange rates and the variance in Mr. Ashar’s base salary is due primarily to the effect of the increasing value of the Canadian dollar relative to the U.S. dollar.

(6) Payouts refer to the 100% vesting of the Performance Share Units (“PSUs”) granted to the Named Executive Officers in 2004 based on Total Shareholder Return performance in the third quartile of our comparator group. Payouts are based on the average price of $91.35 Cdn during the final 20 trading days of the performance period which ended on December 31, 2006.

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Options

For details of the 2006 option grants to the Named Executive Officers and the fiscal year-end option values, see the following tables. Details of options granted to Named Executive Officers subsequent to December 31, 2006 are included in the “Report On Executive Compensation”. Suncor’s Executive Stock Plan also provides for the issuance of Share Appreciation Rights (SARs). However, no SARs were issued during the 2006 fiscal year or were outstanding as of December 31, 2006.

Option/SAR Grants During the Most Recently Completed Fiscal Year

				Market Value
		% of Total Options/		of Securities
	Securities Under	SARs Granted to		Underlying Options/
	Options/SARs	Employees in	Exercise or Base	SARs on Date of
Name	Granted (#) (1)(2)	Fiscal Year (%)	Price ($ /Security)	Grant ($ /Security)	Expiration Date

R.L. GEORGE	79 000	2.47	92.11	92.11	February 2, 2016
J.K. ALLEY	16 000	0.50	92.11	92.11	February 2, 2016
M.M. ASHAR	24 000	0.75	92.11	92.11	February 2, 2016
T.L. RYLEY	22 000	0.69	92.11	92.11	February 2, 2016
S.W. WILLIAMS	24 000	0.75	92.11	92.11	February 2, 2016

(1) These options were granted under the Executive Stock Plan on February 2, 2006. The first third of the award is exercisable on and after January 1, 2007, the second third on and after January 1, 2008 and the final third on and after January 1, 2009. In conjunction with these option grants, Named Executive Officers also received an equivalent number of LARs, exercisable only in the event of a change of control transaction. See “Termination Contracts and Change of Control Arrangements” for further information regarding the LARs.

(2) In the event of a change of control or after the occurrence of certain specified corporate changes any outstanding options which are not then exercisable automatically become exercisable.

Aggregated Option/SAR Exercises During the Most Recently

Completed Fiscal Year and Fiscal Year-end Option/SAR Values

			Unexercised Options/SARs		Value of Unexercised In-the-money
	Securities Acquired	Aggregate Value	at Fiscal Year-end (#)		Options/SARs at Fiscal Year-end ($ ) (2)
Name	on Exercise (#) (1)	Realized ($ )	Exercisable	Unexercisable	Exercisable	Unexercisable

R.L. GEORGE	95 600	7 826 743	1 076 000	325 000	75 889 760	14 902 380
J.K. ALLEY	14 028	1 097 395	150 061	86 498	10 435 576	4 336 313
M.M. ASHAR	110 000	8 822 556	379 867	120 333	26 473 401	5 898 331
T.L. RYLEY	82 700	5 704 592	83 971	115 833	5 206 156	5 764 631
S.W. WILLIAMS	10 000	627 400	182 667	120 333	11 632 999	5 898 331

(1) The figures shown represent common shares.

(2) The unexercised value is the difference between the exercise price of the option and the closing price for the common shares on the Toronto Stock Exchange on December 31, 2006. The closing price for the common shares on the Toronto Stock Exchange on December 31, 2006 was $91.79. Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

Long-term Incentive Plans – Awards in Most Recently Completed Fiscal Year

			Estimated Future Payouts Under
			Non-securities Price Based Plans(1)(2)
	Securities, Units or	Performance or Other Period
Name	Other Rights (#) (1)	Until Maturation or Payout	Threshold (#) (2)	Target (#)	Maximum (#)

R.L. GEORGE	39 500	January 1, 2006 – December 31, 2008	0	39 500	59 250
J.K. ALLEY	8 000	January 1, 2006 – December 31, 2008	0	8 000	12 000
M.M. ASHAR	12 000	January 1, 2006 – December 31, 2008	0	12 000	18 000
T.L. RYLEY	11 000	January 1, 2006 – December 31, 2008	0	11 000	16 500
S.W. WILLIAMS	12 000	January 1, 2006 – December 31, 2008	0	12 000	18 000

(1) Amounts represent ‘Performance Share Units’. See “Report on Executive Compensation” on page 17 for details.

(2) Estimated payouts refer to the number of units that will mature dependent on achievement of performance criteria as specified in the terms of the Performance Share Unit Plan. Payouts will be in the form of cash, based on the number of units that vest (between 0 and 150% of the amount shown in the first column) multiplied by the common share price on the day of payout.

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2007 Management Proxy Circular

Retirement Arrangements

The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance.

In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan (“SERP”). Under the terms of the SERP, any new participant must be approved by the HR&CC, which consists entirely of independent members of the Board of Directors.

The SERP is a non-registered supplemental retirement arrangement with the following features:

•                  The executive’s pension is based on 5% of the executive’s remuneration times the number of years of service to a maximum of 10 years.

•                  The pension increases by an additional 1.5% of executive remuneration for each year of SERP service earned generally after the executive completes 25 years of credited service.

•                  Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service.

•                  SERP credited service commences at the date of entry into the plan with no recognition of service for previous non-Suncor related employment.

•                  Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

•                  SERP payments for retirement prior to age 60 will be reduced by an early retirement factor as determined under the registered pension plan.

•                  The normal form of payment on retirement, and the basis on which benefits in the following table are computed, is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

•                  A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under SERP. Old Age Security and Canada Pension Plan payments are in addition to the Suncor pensions.

•                  Trust arrangements have been established to provide for the long-term funding of Suncor’s SERP obligations.

Suncor is in the process of reviewing changes to SERP in order to comply with Section 409(A) of the United States Internal Revenue Code. Such changes would affect participants who are subject to U.S. federal income tax.

The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

Pension Plan and SERP Table (1)

Years of Service
Executive Remuneration ($)	5	10 to 25	26

500 000	125 000	250 000	257 500
600 000	150 000	300 000	309 000
800 000	200 000	400 000	412 000
1 000 000	250 000	500 000	515 000
1 200 000	300 000	600 000	618 000
1 400 000	350 000	700 000	721 000
1 600 000	400 000	800 000	824 000
1 800 000	450 000	900 000	927 000
2 000 000	500 000	1 000 000	1 030 000
2 200 000	550 000	1 100 000	1 133 000
2 300 000	575 000	1 150 000	1 184 500

(1) See “Retirement Arrangements” on this page for a description of five-year vesting provisions.

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Supplemental Pension Information

The following table summarizes Suncor’s accrued pension obligations and annual pension benefits for the Named Executive Officers under both the Suncor Energy Pension Plan and SERP.

	Accrued Pension Obligation (1)					Pension Service at
		Change During the Year			Annual Pension	December 31, 2006
	At	Service &		At	At Normal	(rounded to
Name	December 31, 2005	Compensation (2)	Other (3)	December 31, 2006	Retirement Age (4)	nearest whole)

R.L. GEORGE	11 763 200	774 400	1 612 900	14 150 500	1 261 756	26
J.K. ALLEY	3 433 600	139 300	154 500	3 727 400	352 817	22
M.M. ASHAR	4 667 500	(1 100)	144 100	4 810 500	438 290	19
T.L. RYLEY	4 319 100	(72 000)	103 700	4 350 800	422 283	23
S.W. WILLIAMS	1 277 900	449 500	526 400	2 253 800	372 000	5

(1) The accrued pension obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the company’s pension liabilities as disclosed in its consolidated financial statements. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result the amounts may not be directly comparable to amounts disclosed by other companies.

(2) Represents the increase in the pension liability for 2006 related to service cost, compensation changes higher (lower) than assumptions and the impact of plan changes.

(3) Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(4) Represents the estimated annual pension that would be received by the Named Executive Officer upon retirement at age 65, based upon service and current pensionable earnings levels projected to age 65.

Termination Contracts and Change of Control Arrangements

Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following: termination of employment other than for just cause; a significant adverse change in their compensation; a significant diminution in their duties or responsibilities; certain relocations; or other material adverse changes to the terms of their employment.

These termination contracts provide for a payment of 2.5 times annual remuneration. They also provide for cash payments in respect of certain non-vested options and performance share units, if any, that are cancelled under the ESP or PSU Plan as a consequence of termination of their employment. In the case of ESP options, the payment is calculated based on the in-the-money value of a portion of their non-vested options at the date of termination. In the case of PSUs, the payment is calculated in the same manner as if a change of control had occurred. Executives under these agreements receive credited service under the SERP for the period of notice of termination or payment in lieu of such notice. No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or became payable during 2006.

Under Suncor’s ESP, the SunShare Plan, Key Contributor Plan and ELTIP (Suncor’s previous long-term incentive plan for non-executive employees) Suncor may issue LARs. Certain management and executive employees, including the Named Executive Officers, hold LARs pursuant to these plans. LARs provide the holders an opportunity to realize the value, if any, of their options under the ESP, the SunShare Plan and ELTIP, upon occurrence of a change of control transaction affecting Suncor. In that circumstance option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.

LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option. The cash payment for all LARs holders, other than U.S. taxpayers, is equal to the amount, if any, by which:

(a) the greater of:

(i) the highest price per common share paid by a person acquiring common shares in the change of control transaction; and

(ii) the highest daily trading price of the common shares on the Toronto Stock Exchange during the 60-day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the common shares on any particular day).

(b) exceeds the exercise price of the option to which the LAR is related.

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2007 Management Proxy Circular

Non-material amendments to this formula have been approved by the Board of Directors in accordance with the terms of the applicable plans to ensure that the LARs terms are in compliance with the U.S. Jobs Creation Act. There have been no substantive changes to the value or rights associated with a LAR. LARs are generally issued annually at Suncor’s discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors generally has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

The following table shows the incremental number of LARs attached to options granted to each of the Named Executive Officers during 2006 (which is equivalent to the number of options granted in 2006) and the total number of LARs that remained outstanding for each Named Executive Officer (which is equivalent to the number of options then held) as of December 31, 2006.

	Number of LARs	Number of LARs
	Granted on	Outstanding on
Name	February 2, 2006	December 31, 2006

R.L GEORGE	79 000	1 401 000
J.K. ALLEY	16 000	236 559
M.M. ASHAR	24 000	500 200
T.L. RYLEY	22 000	199 804
S.W. WILLIAMS	24 000	303 000

As disclosed in the notes to the tables entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”and “Pension Plan and SERP Table”, options granted under the ESP but not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive’s responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Options granted under the SunShare Plan and the ESP, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. In addition, PSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2006, and their respective associates were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities, or otherwise.

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Summary of Equity Compensation Plans

The numbers shown under “Option plans approved by security holders” refer to Suncor’s Executive Stock Plan and to its SunShare Performance Stock Option Plan. The numbers shown under “Option plans not approved by security holders” refer to Suncor’s ELTIP (Employee Long-term Incentive Plan), which was initiated in 1997 and vested in 2002, and the Key Contributor Stock Option Plan, which was approved by the Board of Directors in 2004.

As at the end of our most recently completed financial year, our common shares were authorized for issuance under certain option plans as set out below.

			Number of securities remaining
	Number of securities	Weighted-average	available for future issuance
	to be issued upon exercise	exercise price of	under option plans (excluding
Plan Category	of outstanding options (a)	outstanding options (b)	securities reflected in column (a))

Option plans approved by security holders	17 644 976	$35.75	4 632 899
Option plans not approved by security holders	2 163 635	$60.77	3 337 809
Total	19 808 611	$38.48	7 970 708

(i) Executive Stock Plan

The ESP was established in 1992 and is designed to reward eligible executives in relation to increases in common share price. The plan and the common shares reserved under the plan have been approved by Suncor’s shareholders. The plan promotes an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering Suncor’s growth and profitability. ESP awards vary according to the position and salary level of the plan participant. On September 21, 2004, Suncor’s board approved the restriction of participation in the ESP to Suncor insiders. Non-insiders previously eligible for stock options under the ESP receive options from Suncor’s “Key Contributor Stock Option Plan”.

The ESP provides for the grant of options to purchase common shares, as well as limited appreciation rights (“LARs”) and share appreciation rights (“SARs”), either with options or standing alone. SARs entitle the holder, upon exercise to receive common shares in value equal to the difference between market value on exercise and the exercise price (where market value shall have the meaning given under “Additional Terms of Equity Compensation Plan.”)

The ESP also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the ESP. See “Termination Contracts and Change of Control” for further information regarding LARs. To date, the Board of Directors has only approved awards of options for common shares and LARs under the ESP.

In order to improve the alignment of executive compensation with the interests of shareholders, and to address the changing landscape for competitive compensation, the annual option and LARs grants for employees were reduced by 50% effective January 1, 2004. The remuneration value attributable to this reduction was replaced by an equivalent grant of Performance Share Units (“PSUs”). See “Performance Share Unit Plan” on this page.

A maximum of 27,600,000 common shares, 1,600,000 of which are specifically reserved for directors (see “Compensation of Directors”), have been authorized for issuance under the ESP since its inception in 1992. As of February 28, 2007 1,792,706 common shares remain available for future option grants and other ESP awards, representing 0.4% of Suncor’s then outstanding shares. Options to purchase 7,344,331 common shares remain outstanding at February 28, 2007, representing 1.6% of Suncor’s then outstanding shares. Awards under the ESP are administered by the HR&CC. The HR&CC considers the amount of common shares available for grant and prior years’ grants when approving grants and setting the option grant guidelines under the ESP. The options granted under the ESP vest one third per year over three years, starting one year following the grant and expire after 10 years from the date of the grant.

Effective February 2, 2006, Suncor’s executive officers were granted options with an exercise price based on the market value of the common shares on the date prior to the grant date. For details of these grants to the Named Executive Officers, see the table entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”.

(ii) Performance Share Unit Plan

PSUs vest (between 0% and 150% of the number granted) contingent upon Suncor’s performance relative to a peer group of companies. The peer group is chosen based on criteria approved by the Board of Directors. The criteria for peer group selection are mid-sized (approximately $10 billion to $50 billion market capitalization) oil and gas production companies in Canada and the United States, as well as all Canadian integrated oil and gas companies.

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2007 Management Proxy Circular

Performance and the corresponding payout, if any, is measured by reference to Suncor’s Total Shareholder Return (“TSR”) relative to its peer group as follows:

Percentage of PSUs Vesting at End of Three-year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.

50%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 50th percentile of the peer group TSRs.

100%	Suncor TSR greater than or equal to the 50th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.

150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

At the end of the three-year performance period relative TSR is measured, the payout value is determined and subsequently paid to participants in cash. The final value is based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market in order to satisfy any unmet share ownership guidelines.

PSUs replace the remuneration value of reduced grants under the ESP as a means of providing better alignment between the executive incentive plans and shareholder interests. Furthermore, it is intended to address general concerns regarding the use of stock options as a primary vehicle for long-term incentive compensation for executives. Suncor will continue to monitor general market conditions and adapt its executive compensation policies and practices to ensure its programs remain competitive and aligned with shareholder interests.

(iii) SunShare Performance Stock Option Plan

The SunShare Plan is a performance-based stock option plan approved by Suncor’s board and shareholders and implemented in 2002. The SunShare Plan is designed as the cornerstone of Suncor’s long-term incentive strategy and is aimed at promoting a long-term perspective in decision making and strategy implementation. SunShare is intended to foster corporate integration and teamwork across the company and attract and retain key capabilities required to deliver Suncor’s 2002 to 2008 business strategies.

Under the SunShare Plan all eligible full-time and part-time employees, including the Named Executive Officers, have been granted options to purchase common shares (the “SunShare Options”) in accordance with award guidelines approved by the HR&CC. The SunShare Plan also provides for the granting of LARs to those option holders who also hold LARs under the ESP. SunShare Options vest on January 1, 2012, approximately four months prior to their expiry, subject to earlier vesting if certain performance criteria are met.

The performance criteria for maximum vesting in April 2008 include achievement of Suncor-wide targets for return on capital employed (“ROCE”) with maximum vesting at 15% average annual ROCE over the 2003 to 2008 period, and achievement of common share price targets requiring a doubling of share price from the $27.65 grant price by April 2008 (achieved June 2005). The interim targets, namely the achievement of a 40% rise in share price concurrent with total shareholder return (“TSR”) superior to the TSR of the S&P 500, and the achievement of 15% ROCE for 2003 to 2004, were achieved on October 5, 2004 and December 31, 2004 respectively. In accordance with the SunShare Plan vesting rules, a total of 40% of eligible options have vested in recognition of these achievements.

Under the terms of the SunShare Plan, the exercise price of each SunShare option cannot be less than the fair market value of a common share at the time of grant. No SunShare option is exercisable later than April 29, 2012, which is 10 years after the effective date of the SunShare Plan.

In September 2004, the Board of Directors increased the reserve of common shares authorized for issuance under the SunShare Plan by 3,000,000 shares, to support Suncor’s ability to attract skilled employees who will support its continued long-term growth. This reserve increase was approved by the Toronto Stock Exchange (TSX), and by the New York Stock Exchange (NYSE) under its rules applicable to non-U.S. companies.

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2007 Management Proxy Circular

A maximum of 15,000,000 common shares have been authorized for issuance under the SunShare Plan since its inception in 2002. Of these, as at February 28, 2007, 2,247,324 common shares remain available for future SunShare option grants, representing 0.5% of Suncor’s then outstanding shares. Options to purchase 10,787,807 common shares remain outstanding at February 28, 2007, representing 2.3% of Suncor’s then outstanding shares.

(iv) Key Contributor Stock Option Plan

The Key Contributor Plan was approved by the Board of Directors in September 2004. The Key Contributor Plan was approved by the Toronto Stock Exchange and by the New York Stock Exchange (NYSE) under its rules applicable to non-U.S. companies.

The plan provides for the grant of options to purchase common shares, as well as limited appreciation rights (“LARs”) and stock appreciation rights (“SARs”), either with options or standing alone. All employees, other than insiders, are eligible to participate under the plan. SARs entitle the holder upon exercise, to receive common shares in value equal to the difference between the market value on exercise and the exercise price (where market value shall have the meaning given under “Additional Terms of Equity Compensation Plans.”) The Key Contributor Plan also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the Key Contributor Plan. See “Termination Contracts and Change of Control” for further information regarding LARs. To date, the Board of Directors has only approved grants of options for common shares and LARs under the Key Contributor Plan.

A maximum of 5,200,000 common shares have been authorized for issuance under the Key Contributor Plan since its inception. Options to purchase 2,913,627 common shares remain outstanding at February 28, 2007, representing 0.6% of Suncor’s then outstanding shares. As of February 28, 2007, 2,190,058 common shares remain available for future option grants and other Key Contributor Plan awards, representing 0.5% of Suncor’s then outstanding shares. Awards under the Key Contributor Plan are administered by the HR&CC. The HR&CC considers the amount of common shares available for grant and prior years’ grants when approving grants and setting the option grant guidelines under the Key Contributor Plan.

The options granted under the Key Contributor Plan vest one-third per year over a three-year period, starting one year following the grant and expire after 10 years from the date of the grant.

The Key Contributor Plan contains the following important provisions: a) insiders of Suncor are not eligible to participate in the plan; and b) the resultant aggregate dilution for all Suncor equity compensation plans involving newly issued securities must be less than 10%.

(v) SunShare 2012 – Suncor’s New Performance-based Long-term Incentive Plan

On January 25, 2007, Suncor’s Board of Directors approved a new performance-based long-term incentive plan to support execution of Suncor’s growth strategy through 2012. The plan has two components: performance stock options (PSOs) and restricted share units (RSUs).

Performance Stock Options All employees of Suncor and its subsidiaries, as designated by the HR&CC, will be eligible to receive performance stock options that will vest only if set performance criteria are achieved. The performance criteria include aggressive share price and total shareholder return targets that align employee performance with shareholders’ interests.

This stock option component of the long-term incentive plan is subject to shareholder and regulatory approval. See page 11 for more information.

Restricted Share Units RSUs will be granted to eligible employees on January 1, 2008 and January 1, 2010. RSUs are time vested and have a three-year term. They will vest January 1, 2011 and January 1, 2013. Cash payouts will be made to eligible employees following the end of each three-year term. All regular full-time and part-time employees are eligible to participate, other than employees represented by the Communication Energy and Paperworkers (CEP) union, who are eligible to participate in an alternative plan, and certain other ineligible employees as specified in the plan.

The RSUs are intended to help attract and retain the talent required to execute our business strategies through Suncor’s next growth phase between 2008 and 2012. Together with the performance stock options, the RSUs are intended to reinforce and reward the performance necessary to achieve the company’s ambitious goals.

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2007 Management Proxy Circular

The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plan was 6.0% at February 28, 2007. Suncor has no other equity compensation plans involving newly issued securities other than the SunShare 2012 Plan before shareholders for approval at this April 26, 2007 meeting.

Additional Terms of Equity Compensation Plans

In addition, the ESP, SunShare Plan and Key Contributor Plan (the “Plans”) contain the following common terms:

•                  No one person or company is entitled to receive more than 5% of the common shares reserved for issuance on exercise of the options available for grant under the Plans (together, such common shares represent approximately 0.5% of Suncor’s issued and outstanding shares as at the date of this circular).

•                  All or any portion of an option or LAR granted under any of these plans, or any entitlement to receive an option or LAR, is non transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Rather, immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. However, an option and the right to exercise it may transfer to a participant’s heirs and legal personal representative in death.

•                  The exercise price of each option granted under the Plans cannot be less than the fair market value of a common share at the time of grant. Fair market value will be the simple average of the high and low prices at which shares were traded in one or more board lots on the Toronto Stock Exchange on the day prior to the grant date (“Market Value”).

•                  Pursuant to the ESP and the Key Contributor Plan, in the event of an employee’s involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement.

•                  Pursuant to the Sunshare Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee’s death and 18 months from the employee’s death if they vest during the first year after the employee’s death. Upon retirement or disability, options vest on a pro-rated basis, based on active service and achievement of performance criteria. Such options expire one year from date of vesting.

•                  Options granted under the Plans, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor.

•                  The Plans provide for adjustments to be made for the effect of certain events, including, but not limited to subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•                  Finally, the aggregate number of common shares which may be reserved for issuance under the Plans, under any employee stock purchase plans of the company and all other security-based compensation arrangements of the company, must not, within any one year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Manual) in an amount exceeding 10% of Suncor’s total issued and outstanding securities.

Directors’ and Officers’ Insurance

Under policies purchased by Suncor, approximately US$100 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2006, Suncor paid premiums of approximately US$1.3 million for directors and officers insurance for the 12-month period ended May 1, 2007. No premiums were paid by any individual director or officer.

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Corporate Governance

Suncor’s Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC), including the Sarbanes-Oxley Act of 2002. NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor’s corporate governance practices in 2006 did not differ from the NYSE Standards in any significant respect, with the exception described below under the heading, “Compliance with NYSE Standards.”

Suncor’s Statement of Corporate Governance Practices (Statement) this year is based on the disclosure rules of the CSA, as set out in National Policy 58-201, “Corporate Governance Guidelines” (CSA Guidelines), and National Instrument 58-101, “Disclosure of Corporate Governance Practices.” This Statement has been approved by the Board of Directors, on the recommendation of its Policy, Strategy Review and Governance (Board Policy) Committee.

Suncor’s Statement can be found in Appendix B of this circular.

General Information

The information contained herein is given as of March 1, 2007, except as otherwise indicated. A copy of the documents set out below may be obtained on our web site at www.suncor.com, or, without charge, by any person upon request from Suncor at 112 – 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com:

1.               Suncor’s current annual report containing financial statements for the most recently completed financial year and the report of the auditors relating thereto, together with any subsequent interim financial statements (the “annual report”); and

2.               this circular.

In addition, persons resident in the United States may obtain a copy of Suncor’s current Form 40-F and persons resident elsewhere may obtain a copy of Suncor’s current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to Suncor at the address noted above.

Information contained in or otherwise accessible through our web site does not form a part of this circular. All such references are inactive textual references only.

Directors’ Approval

The contents and the sending of this circular have been approved by the directors of Suncor.

Janice B. Odegaard

Vice President, Associate General Counsel
and Corporate Secretary

March 1, 2007

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Appendix A: Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects Board of Directors and committee meetings held and attendance of directors for the year ended December 31, 2006.

Number of Meetings

Board of Directors	6
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	9
Board Policy, Strategy Review and Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended

Mel E. Benson	6 of 6	9 of 10
Brian A. Canfield (1)	5 of 6	10 of 15
Bryan P. Davies	6 of 6	10 of 10
Brian A. Felesky	6 of 6	14 of 14
John T. Ferguson	6 of 6	15 of 15
W. Douglas Ford	6 of 6	11 of 11
Richard. L. George (2)	6 of 6	N/A
John R. Huff	6 of 6	11 of 11
Robert W. Korthals (3)	4 of 4	3 of 3
M. Ann McCaig	6 of 6	10 of 10
Michael O’Brien	6 of 6	14 of 14
JR Shaw	6 of 6	11 of 11
Eira Thomas (4)	3 of 3	11 of 11

(1)               Mr. Canfield missed one board meeting and three committee meetings due to a death in his family. Mr. Canfield missed an additional two Audit Committee meetings after he was named to the committee. Because the Audit Committee holds meetings outside the dates for regularly scheduled board meetings, Mr. Canfield was unable to attend due to previously scheduled commitments.

(2)               As a member of management, Mr. George does not serve on any of the standing committees of the board.

(3)               Mr. Korthals did not stand for re-election in 2006 and accordingly ceased to be a director as of April 25, 2006. Reported attendance reflects only those meetings held while Mr. Korthals was a director.

(4)               Ms. Thomas became a member of the Board of Directors at the April 25, 2006 annual general meeting of the shareholders of the Corporation. Reported attendance reflects only those meetings held while Ms. Thomas was a director.

The following summarizes the current membership of each committee:

Committee	Committee Members as of March 1, 2007

Audit Committee	John T. Ferguson (Chair)	Michael W. O’Brien
(all members independent)	Brian A. Canfield Brian A. Felesky	Eira Thomas

Board Policy, Strategy Review and Governance Committee	John R. Huff (Chair)	W. Douglas Ford
(all members independent)	Brian A. Canfield John T. Ferguson	JR Shaw

Environment, Health and Safety Committee	Mel E. Benson (Chair)	M. Ann McCaig
(all members independent)	Bryan P. Davies Brian A. Felesky	Michael W. O’Brien Eira Thomas

Human Resources and Compensation Committee	Bryan P. Davies (Chair)	John R. Huff
(all members independent)	Mel E. Benson W. Douglas Ford	M. Ann McCaig JR Shaw

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Appendix B: Corporate Governance Summary

Statement of Corporate Governance Practices

Throughout this statement, there are references to information available on our web site. All such information is available at www.suncor.com under the “Investor Centre” tab. Information on our web site, though referenced herein, does not form part of this Statement or this circular. In addition, shareholders may request printed copies of these materials by contacting one of the addresses set out on page 31.

Board of Directors and Director Independence (1)

The cornerstone of Suncor’s governance system is its Board of Directors, whose duty is to supervise the management of Suncor’s business and affairs.

The board is currently comprised of a majority (11 of 12 members) of independent directors.(2) The only Suncor director who is not independent is Richard L. George, Suncor’s president and chief executive officer.(3) A short biography of each Suncor director can be found starting on page 6.

The board reviews the independence of its members annually. The board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the board considers a director to be independent if that director has no material relationship with the company, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The board’s independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor’s independence criteria are consistent with the NSYE Requirements and the CSA Guidelines. The independence criteria are set out in Appendix E. In accordance with the independence criteria, disclosure is required for Suncor donations in excess of $1 million to charitable organizations on which our board members serve as directors or trustees. In 2006, the Suncor Energy Foundation made its second installment of a $3-million pledge to the Northern Alberta Institute of Technology (NAIT) to help build the Suncor Energy Centre for Piping Technologies and support scholarships for students participating in the training. Mel Benson is a member of the NAIT Board of Governors and Rick George is honourary chair of the fundraising committee for this initiative.

In applying the independence criteria, the board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.

Some Suncor directors sit on the boards of other public companies. Particulars are set out in the biographies on pages 6 to 8.(4) Some of these are companies with which Suncor has business relationships. The board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The board’s conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered at the board level. In the event there is any discussion of these arrangements or any arrangements involving competitors of these entities at the board level, these directors absent themselves from the boardroom and do not participate.

All of the board’s four standing committees – Board Policy, Audit, Human Resource and Compensation (HR&CC) and Environment Heath and Safety (EH&S) – are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the board to be an “audit committee financial expert”. The board has determined Mr. Ferguson, the chair of the Audit Committee and an independent director, to be such an expert. The criteria for assessing the financial literacy of Audit Committee members, and whether they qualify as an “audit committee financial expert”, are set out in the Board Terms of Reference, in Appendix C.

Suncor’s independent directors meet in camera at the end of each board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by JR Shaw, Suncor’s independent chair since April 2001.(5) The board’s committees also hold in-camera sessions without management present following each of their meetings. These sessions are presided over

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by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or other independent director. For information about the number of board and committee meetings held during 2006, and directors’ attendance at these meetings, see page 32.(6,7)

The roles and responsibilities of Suncor’s independent chair are set forth in a position description that has been approved by the board. The position description is set out in Appendix D.(8)

Board Mandate (9)

The Board of Directors has approved and reviews at least annually its terms of reference. The board terms of reference, as the charter of the board, include a general overview of the board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the board and its committees, and a mandate (Board Mandate) that describes its major responsibilities, goals and duties. These range from specific matters, such as the declaration of dividends that by law must be exercised by the board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The terms of reference provide that in general, the board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed, thereby assuming responsibility for the stewardship of the company. The full text of the board terms of reference is set out in Appendix C.

The Board of Directors delegates day-to-day management of Suncor’s business to Suncor’s CEO and other members of management. A management control process policy, adopted by the board, defines and sets limits on the authority delegated to management.

The following is a description of some key duties of the board as set out in the Board Mandate, with reference to the CSA Guidelines, including a description of the specific roles of board committees. The following description is not exhaustive. For more information, please refer to Appendix C and to the mandates of Suncor’s board committees, available on our web site.

Ethics (10) The Board Mandate explicitly recognizes that the board, through the CEO, sets Suncor’s standards of conduct, including our general moral and ethical tone, standards for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products, and others. The Board Mandate also states the board should be satisfied that the CEO and executive officers are creating and fostering a culture of integrity within Suncor. The board plays an active role in this area through its oversight of Suncor’s business conduct code and compliance program (see Ethical Business Conduct on page 38), and through its assessment and evaluation of the performance of the CEO. The CEO’s position description includes an accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization. (See Position Descriptions on page 37).

Strategic Planning One of the board’s major duties is to review with management Suncor’s mission, objectives and goals, and the strategies for achieving them. The board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the budget and the strategies reflected in Suncor’s long range plan. A board meeting principally devoted to corporate strategy is held annually. The Board Policy Committee assists the board by annually assessing Suncor’s planning and budgeting processes, and by reviewing and providing advice with respect to the early stages of key strategic initiatives and projects. It also works with management to design the annual strategy meeting, and assesses the effectiveness of this meeting.

Risk Oversight One of the major responsibilities of the board is to oversee the identification of the principal risks of Suncor’s business and ensure there are systems in place to effectively monitor and manage them. To that end, the board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risks of our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a board committee, or the full board as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the board’s risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the board and its committees. For example, the EH&S Committee plays a role in reviewing environmental, health and safety issues and reporting to the Board of Directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives. The Board Policy Committee assists the board by reviewing and assessing emerging risk areas that do not fall under the mandate of another board committee.

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Succession Planning and Monitoring/Evaluating Senior Management The board ensures the continuity of executive management by appointing a chief executive officer and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes are in place and operating effectively. The HR&CC also reviews and reports to the Board of Directors on the succession plan for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO’s performance against predetermined goals and criteria, and recommends to the board the total compensation of the CEO. (See Compensation, on page 39 as well as the Report on Executive Compensation on page 17).

Communication/Disclosure Policy Suncor has a disclosure policy called “Communication with the Public” that establishes guidelines and standards for Suncor’s communications with shareholders, investment analysts, other stakeholders and the public generally. The policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons, and establishes internal review processes for key public communications. Suncor’s business conduct code (see the information under the heading, Ethical Business Conduct, on page 38), addresses Suncor’s obligations for continuous and timely disclosure of material information, and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and CFO. Suncor has a Disclosure Committee, chaired by its vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor’s shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability and climate change reports, webcasts, an external web site, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, and through participation in the regulatory process. The board, either directly or through the activities of a designated board committee, reviews and approves all quarterly and annual financial statements and related management’s discussion and analysis, management proxy circulars, annual information forms, and press releases containing significant new financial information, among others.

Internal Controls The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor’s electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Corporate Governance System The Board Policy Committee assists the Board of Directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the board where appropriate, and reviews and approves this Statement of Corporate Governance Practices. See Board Policy Committee, under the heading, Board Committees.

Stakeholder Feedback The Board Mandate currently provides that the board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor’s independent chair by addressing correspondence to him at the address set out on page 31.

Expectations and Responsibilities of Directors The board terms of reference, supplemented by a board-approved accountability statement for directors, identifies the key expectations placed on board members. Directors are expected to review meeting materials in advance of board meetings to encourage and facilitate discussion and questions at meetings. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors’ attendance records for meetings held in 2006 are set out on page 32.

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Pursuant to the board terms of reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee.

Board Committees (11)

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate. Each of these committees is comprised solely of independent directors. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors. The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.

The following is a brief summary of the key functions, roles and responsibilities of Suncor’s board committees. The complete text of the mandates of each board committee is on our web site.

Policy, Strategy Review and Governance Committee (Board Policy Committee) The Board Policy Committee assists the board in two areas: corporate governance and corporate strategy. In its governance role, the committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles. It also reviews key matters pertaining to Suncor’s values, beliefs and standards of ethical conduct. The committee also conducts the annual assessment of the overall performance and effectiveness of the Board of Directors, its committees and individual directors.

In its strategy role, the committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long-range and strategic planning and budgeting.

Audit Committee The Audit Committee assists the board in matters relating to Suncor’s internal controls, internal and external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor’s financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the internal audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the internal auditors. The appointment or termination of the chief officer in charge of internal audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of chief financial officer. The committee also monitors Suncor’s business conduct code compliance program (see Ethical Business Conduct on page 38).

The Audit Committee plays a key role in relation to Suncor’s external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures. The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor’s core disclosure documents, being its annual and interim financial statements, Management’s Discussion and Analysis (MD&A) and annual information form (Form 40-F in the United States). The committee approves interim financial statements and interim MD&A and makes recommendations to the board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves. This role includes review of Suncor’s procedures relating to reporting and disclosure, as well as those for providing information to Suncor’s independent reserves evaluators (the “Evaluator”). The committee annually approves the appointment and terms of engagement of the Evaluator, including their qualifications and independence, and any changes in their appointment. Suncor’s reserves data and report of the Evaluator are annually reviewed by the committee prior to approval by the full Board of Directors.

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The committee reviews Suncor’s key policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor’s registered pension plan, as well as the terms of engagement of the plan’s actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the board’s risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor’s business are reflected in the mandates of the board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

For additional information about Suncor’s Audit Committee, including the Audit Committee Charter and Pre-approval Policies and Procedures, see Suncor’s Annual Information Form dated March 1, 2007, filed at www.sedar.com.

Environment, Health and Safety Committee The Environment, Health and Safety Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health and safety (EH&S). This includes the effectiveness with which management establishes and maintains appropriate EH&S policies. This committee also monitors management’s performance and emerging trends and issues in these areas. In fulfilling its role, the committee monitors the adequacy of the Suncor’s system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits. Suncor’s periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor’s EH&S progress, plans and performance objectives, is also reviewed by the committee.

Human Resources and Compensation Committee For more information regarding the nature, scope, roles and responsibilities of the Human Resources & Compensation Committee, see “Report on Executive Compensation”, on page 17.

Position Descriptions (12)

The board has developed and approved written position descriptions for the board chair, board committee chairs and the CEO. The board has also developed and approved a written position description, called an “Accountability Statement”, for individual directors. For a summary of individual director accountabilities, see Expectations and Responsibilities of Directors, under the heading Board Mandate on page 34. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management’s relationship with the board.

The position descriptions form part of the charter of the Board of Directors, and as such are reviewed annually by the Board Policy Committee and changes are recommended by that committee to the full board. The position descriptions are all posted on Suncor’s web site. In addition, the position description for Suncor’s board chair is set out in Appendix D.

Orientation and Continuing Education (13)

Suncor provides orientation materials to new members of the Board of Directors, and conducts a formal orientation program for each new board member. The orientation includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor’s business and operations. The orientation also focuses on the role of the board, its committees and its directors, and the nature and operation of Suncor’s business. A Directors’ Handbook, containing information about the board and Suncor, including Suncor’s core governance documents, is presented to each director upon joining the board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors’ portal.(14)

Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with board meetings, for the purpose of acquainting directors with Suncor’s operations and the communities in which they are located. In 2006, in conjunction with scheduled board meetings, the directors toured Suncor’s Sarnia, Ontario refinery and a new ethanol production facility which commenced commercial operations in 2006.

The board’s Director Continuing Education Policy encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor’s board, with the approval of the chairman of the board or Board Policy Committee. Through this program, Suncor’s directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance.

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In conjunction with board meetings, management presents focused information to directors on topics pertinent to Suncor’s business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies.(15) In an annual survey, directors are asked to suggest topics of interest for future information sessions.

Ethical Business Conduct (16)

Code of Conduct Sound, ethical business practices are fundamental to Suncor’s business. Suncor has a Business Conduct Code (“Code”) that applies to Suncor’s directors, officers, employees and contractors.(17) The Code requires strict compliance with legal requirements and sets Suncor’s standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor’s Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required to certify, on an annual basis, his or her compliance with the Code, that he or she has reviewed the Code at least once during the past year, and that he or she understands the requirements of the Code.

Suncor’s board exercises stewardship over the Code in several respects. Suncor’s internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Board Policy Committee annually on this process, and any recommended changes are approved by the Board Policy Committee.(18) Any waivers of Code requirements for Suncor’s executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2006.

Suncor encourages employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the board has established an “Integrity Hotline” to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor’s internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

Suncor’s Code of Conduct is available on Suncor’s web site, under the “Governance” tab in the Investor Centre.(19)

Conflicts of Interest (20)

The board has adopted a policy relating to directors’ conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors’ portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest. If the change involves a change in the director’s principal occupation or an appointment as director, officer or trustee of a publicly traded entity, the director must also notify the board chair, who will determine whether the change would be inconsistent with the director’s duties as a member of the board. In appropriate circumstances, the board chair may request the director’s resignation.

The Directors’ Conflict of Interest Policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the board chair or the Board Policy Committee chair. The director’s conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any discussions or deliberations concerning the subject matter of the contract or transaction. The director is not allowed to vote on any resolution in respect of the contract or transaction.

The Corporate Secretary ensures that directors do not receive board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

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Nomination of Directors (21)

The selection process for new nominees for membership on Suncor’s Board of Directors is conducted by the Board Policy Committee, comprised solely of independent directors.(22) More information on the responsibilities, powers and operations of the Board Policy Committee is found on page 36.(23)

The selection process includes an annual assessment of the competencies and skills the board as a whole should possess, and of current director capabilities. The Board Policy Committee utilizes the services of executive search consulting firms, which assist the committee in developing a list of the skills, experiences, qualifications, industry experience, diversity and personal qualities desired in potential new board members, and identifying and evaluating candidates based on these criteria. The committee or an elected sub-committee reviews candidates provided by the search firm, and from that list, selects a limited number of individuals for in-depth interviews, reference checks and more detailed assessments of matters such as independence, financial acumen, potential conflicts and the ability of the candidates to devote sufficient time and attention to a Suncor board position. Throughout the process, the committee provides updates to the board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Board Policy Committee ultimately provides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholders for election to the board.(24)

Compensation (25)

HR&CC The HR&CC, comprised entirely of independent directors, assists the board in matters pertaining to board and executive compensation.

Board Compensation The HR&CC reviews and reports to the board on directors’ compensation issues. The HR&CC has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program. The HR&CC annually reviews the competitiveness and form of board compensation, and makes recommendations to the full board on the level and form of board compensation and share ownership guidelines. The board has set director compensation based upon recommendations from this committee.

CEO and Senior Executive Compensation The HR&CC assists the board by annually reviewing the performance of the CEO and recommending his total compensation to the full board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and board chair. The HR&CC annually reviews the CEO’s performance against these objectives and against the key accountabilities of his position, as set out in the CEO’s position description. The HR&CC reports its assessment to the full board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO’s evaluation of the other executive roles within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO’s total compensation, see Report on Executive Compensation, on page 17.

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Assessment of Directors (26)

The Board Policy Committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the board or a particular board committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the Board Policy Committee, which then reports to the full Board of Directors with any recommendations for enhancing or strengthening effectiveness. The board chair reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

Compliance with NYSE Standards

During 2006, Suncor’s corporate governance practices did not differ from the NYSE Standards in any significant respect, with the exception of certain requirements applicable to equity compensation arrangements, reflecting differences between NYSE and TSX requirements.

•                  The NYSE Standards require shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under them are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval of these plans if they involve newly issued securities.

•                  The NYSE Standards do not require periodic renewal of previously granted shareholder approvals. The TSX rules require shareholder approval every three years for equity compensation plans that permit a rolling maximum percentage of reserved shares, as opposed to a fixed number of reserved shares. (All of Suncor’s equity compensation plans are subject to a fixed maximum).

•                  Under NYSE Standards, material revisions to equity compensation plans must be approved by shareholders. Under new TSX rules, unless an equity compensation plan has a specific amendment provision stating which types of amendments require shareholder approval, all amendments must be submitted to shareholders for approval regardless of their materiality.

Generally, the stock exchange rules of NYSE and TSX are subject to limited exceptions that are not described in this summary.

(1)	Reference: Form 58101F1, Item 1.
(2)	Reference: Form 58101F1, Item 1(c).
(3)	Reference: Form 58101F1, Item 1(b).
(4)	Reference: Form 58101F1, Item 1(d).
(5)	Reference: Form 58101F1, Item 1(f).
(6)	Reference: Form 58101F1, Item 1(e).
(7)	Reference: Form 58101F1, Item 1(g).
(8)	Reference: Form 58101F1, Item 1(f).
(9)	Reference: Form 58-101F1, Item 2.
(10)	Reference: Form 58101F1, Item 5.
(11)	Reference: Form 58101F1, Item 8.
(12)	Reference: Form 58101F1, Item 3.
(13)	Reference: Form 58101F1, Item 4.
(14)	Reference: Form 58101F1, Item 4(a).
(15)	Reference: Form 58101F1, Item 4(b).
(16)	Reference: Form 58101F1, Item 5.
(17)	Reference: Form 58101F1, Item 5(a).
(18)	Reference: Form 58101F1, Item 5(a)(ii).
(19)	Reference: Form 58101F1, Item 5(a)(i).
(20)	Reference: Form 58101F1, Item 5(b).
(21)	Reference: Form 58101F1, Item 6.
(22)	Reference: Form 58101F1, Item 6(b).
(23)	Reference: Form 58101F1, Item 6(c).
(24)	Reference: Form 58101F1, Item 6(a).
(25)	Reference: Form 58101F1, Item 7.
(26)	Reference: Form 58101F1, Item 9.

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Appendix C: Board Terms of Reference

Part I: Overview

The Canada Business Corporations Act (the Act), Suncor Energy’s governing statute, provides “that the directors shall manage or supervise the management of the business and affairs of a corporation …” In practice, as a Board of Directors cannot “manage” a company such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor’s Board of Directors is to “supervise” the management of Suncor’s business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through board oversight of Suncor’s management, which is responsible for the day-to-day conduct of the business. The board, through the chief executive officer (CEO), sets standards of conduct, including the company’s general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the board as to the conduct of the business in the best interests of the company.

In general, then, the board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed. In this way, the board assumes responsibility for the stewardship of the company. Specific responsibilities which facilitate the discharge of the board’s stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board’s Mandate, in Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of board committees. The committees advise and formulate recommendations to the board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the board committee chairs and the Board of Directors chair set out the related principles, framework and accountabilities for those key roles in Suncor’s board governance.

Suncor’s CEO is delegated the responsibility for the day-to-day management of the company and for providing the company with leadership. The CEO discharges these responsibilities by formulating company policies and proposed actions, and, where appropriate, presenting them to the board for approval. The company’s Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor’s best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the board as a whole and may not be delegated to a committee or to management. These matters include:

•                  any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•                  the filling of a vacancy among the directors or in the office of the external auditor;

•                  the manner of and terms for the issuance of securities;

•                  the declaration of dividends;

•                  the purchase, redemption or any other form of acquisition of shares issued by the company;

•                  the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the company from the company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•                  the approval of management proxy circulars;

•                  the approval of any take-over bid circular or directors’ circular;

•                  the approval of the audited annual financial statements of the company; and

•                  the adoption, amendment or repeal of by-laws of the company.

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One of the key stewardship responsibilities of the board is to approve the company’s goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the board fully informed of the progress of the company toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

Part II: Board Guidelines

The following have been adopted by the board as the guidelines applicable to the board and its operations:

•                  These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the board committees, constitute the charters of the board and committees respectively, and are reviewed by the board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the board chair and board committee chairs, as well as the Director Accountability Statement.

•                  The CEO is responsible for leading the development of long-range plans for the company, including its goals and strategies. The board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The board annually reviews and approves the company’s annual business plan (including the annual budget), and approves the strategies as reflected in the company’s long range plan.

•                  The board believes that the appropriate size for the board is between 10 and 14 members.

•                  Directors stand for re-election annually.

•                  The Board maintains a Mandatory Retirement and Change of Circumstance policy and reviews the policy periodically to ensure it continues to serve the company’s best interests. The board maintains a policy permitting directors to retain outside advisors at the expense of the company, subject to the written approval of any of the board chair, the chair of the committee proposing to retain outside advisors, or the Board Policy Committee. In exercising their approval authority, the board, committee chair or Board Policy Committee, as the case may be, will establish on a case-by-case basis reasonable monetary limits and other controls as deemed appropriate.

•                  In order to support the alignment of directors’ interests with those of Suncor’s shareholders, directors shall own during the term of their directorship $400,000 in value of Suncor common shares, DSUs or any combination thereof, to be held by each director within five years of being appointed or elected to the board.

•                  The board should be comprised of a majority of independent directors. The board has defined an independent director in written independence criteria, based on the definition adopted by the New York Stock Exchange. On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•                  The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (1) directors on the Board of Directors.

•                  The board supports the separation of the role of chair from the role of CEO.

•                  The board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business and the accomplishment of CEO’s qualitative and quantitative objectives as established at the beginning of each fiscal year of the company, and the creation and fostering within the company of a culture of integrity.

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•                  The chair will work with the CEO to establish the agenda for each board meeting. Each board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the board, and the second would allow for final discussion and a decision.

•                  The board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•                  Whenever feasible, the board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•                  Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on directors’ schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the board and its committees, if not in person then by telephone.

•                  While the board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•                  The board encourages the CEO to bring other executive officers into board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives’ personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the board to other executives for succession planning and career development purposes is recognized.

•                  The board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of board committees and the Board of Directors as a whole. The board delegates management of the selection processes to the Board Policy, Strategy Review and Governance (Board Policy) Committee. The Board Policy Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the board as a whole should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The board ultimately determines nominees that will be included in the company’s management proxy circular.

•                  The board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•                  Succession and management development plans will be reviewed by the HR&CC, and reported on annually to the board.

•                  At the conclusion of each board meeting, the Board of Directors shall meet on an “in-camera” basis without management. Such in-camera meetings shall be presided over by the independent chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•                  At least once annually, the board will meet at a Suncor location other than the head office. The purpose is to facilitate continual exposure of board members to the company’s operations and the communities in which they are carried out.

Part III: Committee Guidelines

•                  The board has four standing committees: The Audit Committee, the Board Policy, Strategy Review and Governance Committee (“Board Policy Committee”), the Human Resources and Compensation Committee (“HR&CC”), and the Environment, Health and Safety Committee (“EH&SC”). From time to time the board may create ad hoc committees to examine specific issues on behalf of the board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Board Policy Committee for recommendation to the Board of Directors.

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•                  The Board Policy Committee, with input from the chairman of the board, plans board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the company. In accordance with the company’s by-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•                  Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member secretary who may be a member of management of the company. The chair of each committee, in consultation with the committee secretary, shall determine the agenda for each committee meeting.

•                  Except where otherwise specified in these terms of reference or in Suncor’s by-laws, each committee shall have the power to determine its own rules of procedure.

•                  The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit Committee must be, in the judgment of the Board of the Directors, financially literate (1), and at least one member of the Audit Committee must be an audit committee financial expert.(2) In general Audit Committee members will not simultaneously be members of the Audit Committees of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. Any such determination by the Board of Directors shall be disclosed in the company’s management proxy circular.

•                  The HR&CC will consist entirely of outside, independent directors.

•                  The Board Policy Committee shall consist entirely of outside, independent directors.

•                  The chair is also an ex-officio of those committees of the board of which he is not a listed member.

•                  At the conclusion of each committee meeting, the committee shall meet on an “in camera” basis without management. Such in camera meetings shall be presided over by the chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board

The major goals and responsibilities of the board are to:

•                  establish policy direction and the fundamental objectives of the company;

•                  supervise the management of Suncor’s business and affairs;

•                  ensure the company has an effective strategic planning process;

•                  identify the principal risks of Suncor’s business, and ensure that there are systems in place to effectively monitor and manage these risks;

•                  annually approve the strategies reflected in Suncor’s long range plan, which takes into account, among other things, the opportunities and risks of the company’s business;

•                  protect and enhance the assets of the owners of the company and look after their interests in general;

•                  ensure the continuity of the company by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective board is maintained;

•                  make certain decisions that are not delegable, such as the declaration of dividends; and

•                  provide leadership and direction for Suncor in establishing and maintaining a high standard of corporate ethics and integrity.

(1)          See Appendix A.

(2)          See Appendix A.

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Major Duties

The major duties of the board are to:

1.               Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the membership of the board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.               Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor’s annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the company or that the board is legally required to take.

3.               Review with management the mission of the company, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the company’s progress toward its goals and plans, and assume responsibility to revise and alter the company’s direction where warranted.

4.               Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the company, and in respect of the senior officers, monitor their performance, ensure that there is adequate succession to their positions, and that they are replaced when appropriate.

5.               Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•                  management competence, organization and depth;

•                  technology in exploration, production, mining, manufacturing, product design and product application;

•                  fixed assets;

•                  marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•                  workforce and employee relations;

•                  financial resources, including relations with the financial community; and

•                  reputation.

6.               Establish an overall compensation policy for the company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.               Oversee corporate financial operations, including:

•                  capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•                  financial results reporting;

•                  allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•                  maintaining access to suitable sources of new capital;

•                  pension funds and other major employee benefit programs;

•                  dividend pay-out policy and action;

•                  selection of outside auditors for approval by the shareholders; and insurance.

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8.               Identify the principal risks of the company’s business and ensure implementation and monitoring of systems to effectively manage these risks.

9.               Ensure processes are in place to monitor and maintain the integrity of the company’s internal control and management information systems.

10.         Ensure the company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.         Ensure systems are in place for communication and relations with stakeholder groups including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.         Ensure the company has systems in place to accommodate stakeholder feedback.

13.         Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the company, by:

•                  taking reasonable steps to ensure Suncor complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•                  establishing the means of monitoring performance in this area with assistance of legal counsel;

•                  approving and monitoring compliance with key policies and procedures by which the company is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.         Manage board operations, including, without limitation:

•                  subject to any required shareholder approval, fix the size of the board, review its composition and, when appropriate, identify new nominees to the board;

•                  elect a chairman, appropriate committees and committee chairmen;

•                  define the duties of the chairman of the board and the committees;

•                  determine when and where the board meets;

•                  influence the structuring of agendas and how meeting time is spent; and

•                  meet legal requirements with respect to corporate administration.

Calgary, Alberta

Adopted by resolution of the Board of Directors on February 28, 1996.

Revision Dated November 30, 2005

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Appendix A to the Board Terms of Reference – Financial Literacy and Expertise

For the purpose of making appointments to the company’s Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of financial expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee’s level of financial literacy, the Board of Directors must evaluate the totality of the individual’s education and experience including:

•          The level of the person’s accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•          Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practised as a professional accountant, or the equivalent;

•          Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•          Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•          The person’s specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•          The person’s level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•          The level and amount of the person’s direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•          The person’s past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•          The person’s level of familiarity and experience with the use and analysis of financial statements of public companies; and

•          Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the company’s financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•          The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and

•          The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the company.

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Audit Committee Financial Expert

An “Audit Committee Financial Expert” means a person who, in the judgment of the company’s Board of Directors, has the following attributes:

a.               an understanding of Canadian generally accepted accounting principles and financial statements;

b.              the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.               experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.              an understanding of internal controls and procedures for financial reporting; and

e.               an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.               education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.              experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.               experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.              other relevant experience.

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Appendix D: Position Description for Independent Board Chair

The following principles shape the position description and duties for the chair of the Board of Directors of Suncor Energy Inc.:

•                  The board’s overarching duty is to supervise the management of Suncor’s business and affairs.

•                  Suncor is committed to establishing and maintaining a well developed governance process involving the board, board committees and management.

•                  Active involvement and substantive debate are encouraged.

•                  The board supports the separation of the role of chair from the role of CEO.

•                  The board is involved in strategic policy issues.

•                  The board will strive to be the best.

With the foregoing in mind, the framework for board chair will be:

•                  The chair of the board is the chief officer of the board, appointed annually by the board with remuneration as determined by the board. The chair is not an employee or officer of the company and will be independent of management. The chair will foster and promote the integrity of the board and a culture where the board works harmoniously for the long-term benefit of the company and its shareholders.

•                  The chair will preside at meetings of the board and at meetings of the shareholders of the company, as provided for in the by-laws of the company.

•                  The chair will serve on the Board Policy, Strategy Review and Governance Committee (Board Policy Committee) of the board. The committee, by its mandate, assists the board in matters pertaining to governance, including the organization and composition of the board, the organization and conduct of board meetings and the effectiveness of the Board of Directors, board committees, and individual directors, in fulfilling their responsibilities. The chair is also an ex-officio of those committees of the board of which he is not a listed member.

•                  The chair will be kept well informed on the major affairs and operations of the company, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the company.

The accountabilities of the chair include:

Shareholder Meetings

•                  Subject to the by-laws, chair all shareholder meetings.

•                  Review and approve minutes of all shareholder meetings.

Manage the Board

•                  Subject to the by-laws, chair all board meetings.

•                  Provide leadership to the board.

•                  In conjunction with the Board Policy Committee, ensure that processes to govern the board’s work are effective to enable the board to exercise oversight and due diligence in the fulfillment of its mandate.

•                  Identify guidelines for the conduct and performance of directors.

•                  Manage director performance.

•                  With the assistance of the corporate secretary and chief executive officer, oversee the management of board administrative activities (meeting schedules, agendas, information flow and documentation).

•                  Facilitate communication among directors.

•                  Attend committee meetings as deemed appropriate.

•                  Review and approve minutes of all board meetings prior to presentation to the board for approval.

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Develop a More Effective Board

•                  Working with the Board Policy Committee, plan board and board committee composition, recruit directors, and plan for their succession.

•                  Working with the Board Policy Committee, participate in the board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•                  Review any change in circumstance of individual directors and determine whether directors’ other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the board of directors of outside business organizations.

•                  Review and approve requests from directors under the board’s Directors Continuing Education Policy.

Work with Management

•                  Support and influence strategy.

•                  With the assistance of the Human Resources and Compensation Committee, lead the board in evaluating the performance of the CEO.

•                  Build relationships at the senior management level.

•                  Provide advice and counsel to the CEO.

•                  Serve as an advisor to the CEO concerning the interests of the board and the relationship between management and the board.

Liaise with Stakeholders

•                  Share Suncor’s views with other boards and organizations when required.

•                  Although primary responsibility for the company’s relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chairman may be requested, from time to time, to attend meetings with outside stakeholders.

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2007 Management Proxy Circular

Appendix E: Director Independence Policy and Criteria

Background

Corporate governance guidelines provide that boards should have a majority of independent directors, and that the board chair should be an independent director.

The purpose of this independence policy and criteria is to state the criteria by which Suncor’s board determines whether each of its directors is or is not independent.

Independence Policy

Pursuant to the terms of reference for Suncor’s Board of Directors, a majority of the Board of Directors must be independent, and in addition, the Audit, Board Policy, Governance and Strategy, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Board Policy, Governance and Strategy Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the board in order that the board may affirmatively determine the status of each such individual. In making independence determinations, the board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria

A director of Suncor will be considered independent only if the board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a relationship with Suncor (NYSE corporate governance rules). A “material relationship” is one which could, in the view of Suncor’s board, be reasonably expected to interfere with the exercise of the director’s independent judgment (CSA Multilateral Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if:

•                  The director is, or has been within the last three years, an employee or executive officer of the company, or an immediate family member (1) is or has been within the last three years, an executive officer, of the company.

•                  The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than US$100,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•                  The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; a director is a current employee of such a firm; or a director’s immediate family member is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the company’s audit within that time. For the purposes of this point ONLY, “immediate family member” means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•                  The director or any immediate family member is or has been within the last three years employed as an executive officer of another company where any of Suncor’s current executive officers at the same time serve on that company’s compensation committee.

•                  The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the company, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

(1)          Unless otherwise noted, “immediate family member” is defined to include a person’s spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person’s home.

052	Suncor Energy Inc.
2007 Management Proxy Circular

•          Contributions to tax exempt organizations shall not be considered “payments” for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the company to the organization exceeded the greater of US$1 million, or 2% of such organization’s consolidated gross reserves.

•          For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•          Has previously acted as an interim CEO of Suncor; or

•          Acts, or has previously acted, as chair or vice chair of the board of directors of any board committees on a part-time basis; or

•          Sits on the board of directors or as a trustee or in an equivalent capacity, of another company, firm or other entity, which has a business relationship with Suncor, provided that the individual’s remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the board’s conflict of interest policy with respect to contracts between Suncor and that other entity.

For more information

If you have questions about the information contained in this document or need assistance in completing your proxy form, please contact Suncor’s proxy solicitation agent at: Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario M5J 2Y1  North American toll-free number: 1-866-725-6578.

The Dow Jones Sustainability Index (DJSI) follows a best-in-class approach comprising the sustainability leaders from each industry. Suncor has been part of the index since the DJSI was launched in 1999.

As an Imagine Caring Company, Suncor contributes 1% of its pretax profit to registered charities.

This document contains forward-looking statements based on Suncor’s current plans, expectations, projections and assumptions. Some of the forward-looking statements may be identified by words like “expects” and “plans”. These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties known and unknown to which Suncor’s business is subject. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is contained in Suncor’s annual report to shareholders and other documents filed with regulatory authorities.

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